Exhibit 99.2

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO BE HELD ON JUNE 30, 2020

AND

MANAGEMENT INFORMATION CIRCULAR

DATED AS OF MAY 25, 2020

SIERRA METALS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the shareholders of Sierra Metals Inc. (the “Corporation”) will be held on Tuesday, June 30, 2020 at 10:00 a.m. (Eastern Time). This year, to deal with the public health impact of COVID-19, the Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audiocast. Shareholders of the Corporation will not be able to attend the Meeting in person. Registered Shareholders (as described in the accompanying management information circular (“Information Circular”) and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/209762889 where they can participate, vote or submit questions during the Meeting’s live audiocast.

The Meeting is being held for the following purposes:

(a)	to receive and consider the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2019 and 2018, together with the auditors’ reports thereon;

(b)	to elect the directors of the Corporation for the ensuing year;

(c)	to reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation’s auditors for the ensuing year and to authorize the board of directors of the Corporation (the “Board”) to fix the auditors’ remuneration;

(d)	to consider and, if deemed advisable, to pass an ordinary resolution to approve all unallocated options with respect to treasury issuances under the Corporation’s existing Stock Option Plan;

(e)	to consider and, if deemed advisable, to pass an ordinary resolution to approve all unallocated restricted share units with respect to treasury issuances under the Corporation’s existing Restricted Share Unit Plan; and

(f)	to transact such other business as may properly be put before the Meeting or any adjournment(s) or postponement(s) thereof.

Particulars of the foregoing matters are set forth in the Information Circular.

The record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is May 18, 2020 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the “Form of Proxy”) for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Form of Proxy and Information Circular.

If you are a non-registered beneficial shareholder, a voting instruction form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your common shares. Non-registered beneficial shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting.

DATED at Toronto, Ontario this 25th day of May 2020.

BY ORDER OF THE BOARD

(signed) J. Alberto Arias
J. Alberto Arias
Chairman of the Board

SIERRA METALS INC.

(the “Corporation”)

MANAGEMENT INFORMATION CIRCULAR

In this Circular, unless otherwise indicated, all dollar amounts “$” are expressed in US dollars. Unless otherwise stated, the information contained in this Circular is as of May 25, 2020.

Cautionary Statement – Forward Looking Information

This Circular contains “forward looking information” within the meaning of Canadian securities laws related to the Corporation and its operations, and in particular, the anticipated developments in the Corporation’s operations in future periods, the Corporation’s planned exploration activities, the adequacy of the Corporation’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to: future developments relating to the resignation of Igor Gonzales as President and Chief Executive Officer (“CEO”) of the Corporation effective May 31, 2020 and the appointment of Luis Marchese as CEO of the Corporation effective June 1, 2020; and future developments relating to the Corporation’s ability to weather the COVID-19 pandemic.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Corporation’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Corporation’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Corporation’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Corporation’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; claims under U.S. securities laws; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks; risks relating to climate change and risks relating to COVID-19.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Corporation’s Yauricocha Mine, Bolivar Mine and Cusi Mine; uncertainty of production at the Corporation’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Corporation’s mineral deposits; risks related to the Corporation’s ability to obtain adequate financing for the Corporation’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Corporation’s title to properties and continued ownership thereof; risks related to the Corporation’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Corporation has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Corporation’s properties; uncertainties related to title to the Corporation’s mineral properties and the surface rights thereon, including the Corporation’s ability to acquire, or economically acquire, the surface rights to certain of the Corporation’s exploration and development projects; the Corporation’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Corporation’s directors’ and officers’ involvement with other natural resource companies; the Corporation’s ability to attract and retain qualified personnel and management to grow the Corporation’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Corporation’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Corporation’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Corporation’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Corporation does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

SOLICITATION OF PROXIES

This Circular is provided in connection with the solicitation of proxies by the management of the Corporation for use at the annual general and special meeting of shareholders of the Corporation (the “Meeting”) to be held on June 30, 2020, at the time and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”), or at any adjournment(s) or postponement(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited by telephone or facsimile by employees of the Corporation. The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy (the “Form of Proxy”) are directors and/or officers of the Corporation. SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM, HER OR IT AT THE MEETING OTHER THAN THE PERSON[S] DESIGNATED IN THE FORM OF PROXY either by striking out the names of the persons designated in the Form of Proxy and by inserting the name of the person or company to be appointed in the space provided in the Form of Proxy or by completing another proper form of proxy.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting must submit their Form of Proxy or voting instruction form (as defined herein) (if applicable) prior to registering their proxyholder. Registering a proxyholder is an additional step once the Form of Proxy or voting instruction form have been submitted. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/SierraMetals no later than 10:00 a.m. (Eastern Time) on June 26, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email.

A Form of Proxy can be submitted to Computershare either in person, or by mail or courier, to 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or via the internet at www.investorvote.com. The Form of Proxy must be deposited with Computershare by no later than 10:00 a.m. (Eastern Time) on June 26, 2020 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the beginning of any adjournment(s) or postponement(s) to the Meeting. If a shareholder who has submitted a Form of Proxy attends the Meeting and has accepted the terms and conditions when entering the Meeting, any votes cast by such shareholder on a ballot will be counted and the submitted Form of Proxy will be disregarded.

Without a username, proxyholders will not be able to vote at the Meeting.

Any proxy given may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his, her or its attorney authorized in writing, and deposited at the registered office of the Corporation’s registrar and transfer agent at any time prior to 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting or any adjournment(s) or postponement(s) thereof or in any other manner permitted by law. The shareholder may choose to attend the Meeting or any adjournment(s) or postponement(s) thereof in person and exercise his or her voting rights.

NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares of the Corporation (the “Common Shares”) in their own name. Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as securities dealers or brokers, banks, trust companies, and trusts or other financial institutions; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer” (“NI 54-101”), the Corporation has distributed copies of the Notice of Meeting, Form of Proxy and Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them, and often use a service corporation for this purpose. Non-Registered Holders will either:

(a)	be provided with a computerized form (often called a “voting instruction form” or “VIF”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service corporation, will constitute voting instructions which the Intermediary must follow. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must properly complete and sign the form and submit it to the Intermediary or its service corporation in accordance with the instructions of the Intermediary or service corporation. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service corporation through the Internet or through a toll-free telephone number; or

(b)	be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives a voting instruction form wish to vote at and attend the Meeting (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service corporation. Should a Non-Registered Holder who receives a proxy form wish to vote at and attend the Meeting (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. (“Computershare” or “Computershare Investor Services Inc.”) at the address set out above. In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered. Registering a proxyholder is an additional step once the Form of Proxy or voting instruction form have been submitted. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, Registered Shareholders (as defined herein) MUST visit https://www.computershare.com/SierraMetals no later than 10:00 a.m. (Eastern Time) on June 26, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email. A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

The Corporation will not pay for an intermediary to deliver Meeting Materials and voting instruction forms to objecting beneficial owners (“OBOs”). OBOs have objected to their intermediary disclosing ownership information about themselves to the Corporation. Accordingly, OBOs will not receive the Meeting Materials unless their intermediary assumes the costs of delivery. The Corporation is not relying on the “notice-and-access” delivery procedures outlined in NI 54-101 to distribute copies of the Meeting Materials.

PARTICIPATING IN THE MEETING

The Meeting will be hosted online by way of a live audiocast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the Meeting is provided below. The Meeting will begin at 10:00 a.m. (Eastern Time) on Tuesday, June 30, 2020.

•	Shareholders of record (“Registered Shareholders”) that have a 15-digit control number, along with duly appointed proxyholders who were assigned a username by Computershare (see details under the section entitled “Appointment and Revocation of Proxies”), will be able to vote and submit questions during the Meeting. To do so, please go to https://web.lumiagm.com/209762889 prior to the start of the Meeting to login. Click on “I have a login” and enter your 15-digit control number or username along with the password “sierra2020”. Non-Registered Holders who have not appointed themselves to vote at the Meeting may login as a guest by clicking on “I am a guest” and completing the online form.

•	United States Non-Registered Holders: To attend and vote at the Meeting, you must first obtain a valid legal proxy from your Intermediary and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with these Meeting materials or contact your Intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your Intermediary, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or via email at uslegalproxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:00 a.m. (Eastern Time) on June 26, 2020. You will receive a confirmation of your registration by email after your registration materials have been received. You may attend the Meeting and vote your Common Shares at https://web.lumiagm.com/209762889 during the Meeting. Please note that you are requested to register your appointment at https://www.computershare.com/SierraMetals.

•	Non-Registered Holders who do not have a 15-digit control number or username will only be able to attend as a guest which allows such persons to listen to the Meeting, however, Non-Registered Holders will not be able to vote or submit questions.

•	If you are using a 15-digit control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

•	If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

VOTING AT THE MEETING

A Registered Shareholder, or a Non-Registered Holder who has appointed themselves or a third party proxyholder to represent him, her or it at the Meeting, will appear on a list of Shareholders prepared by Computershare. Each Registered Shareholder or proxyholder will be required to enter the control number or username provided by Computershare at https://web.lumiagm.com/209762889 prior to the start of the Meeting to have his, her or its Common Shares voted at the Meeting. In order to vote, Non-Registered Holders who appoint themselves as a proxyholder MUST register with Computershare at https://www.computershare.com/SierraMetals after submitting their voting instruction form in order to receive a username (please see the information under “Appointment and Revocation of Proxies” above for details).

Registered Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/209762889.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting.

•	Registered Shareholders – The 15-digit control number located on the Form of Proxy or in the email notification received by such Shareholder is the username and the password is “sierra2020”.

•	Duly appointed proxyholders – Computershare will provide the proxyholder with a username after the voting deadline has passed. The password to the Meeting is “sierra2020”.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Holders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their Form of Proxy or VIF (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted his, her or its Form of Proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, a shareholder MUST visit https://www.computershare.com/SierraMetals by no later than 10:00 a.m. (Eastern Time) on June 26, 2020 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the Meeting and provide Computershare with the contact information of his, her or its proxyholder, so that Computershare may provide the proxyholder with a username via email.

It is important to be connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a username.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any of the directors or executive officers of the Corporation at any time since January 1, 2019, each proposed nominee for election as a director of the Corporation, or any associate or affiliate of any of these persons having any material interest, direct or indirect, in the matters to be acted upon at the Meeting, by way of beneficial ownership of securities or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of the Corporation’s knowledge, since the commencement of the Corporation’s most recently completed financial year, no informed person of the Corporation, proposed nominee for director or any associate or affiliate of an informed person or proposed nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. For the purposes of this Circular, an “informed person” of the Corporation means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.

APPROVAL OF MATTERS

The Form of Proxy forwarded to each holder of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder’s name shall be: (i) voted for or withheld from voting for the directors named in this Circular; and (ii) voted for or withheld from voting for the appointment of auditors and authorizing the board of directors of the Corporation (the “Board”) to fix their remuneration; (iii) voted for or against the ordinary resolution approving all unallocated options, rights and other entitlements with respect to treasury issuances under the Stock Option Plan (as defined herein); and (iv) voted for or against the ordinary resolution approving all unallocated RSUs, rights and other entitlements with respect to treasury issuances under the RSU Plan (as defined herein).

The management representatives named in the enclosed Form of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the Form of Proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such directions, such Common Shares will be voted by the management representatives in favour of the passing of the matters set out under the heading “Particulars of Matters to be Acted Upon” in this Circular. In particular,

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendment or variation to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting. Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to matters identified in the Notice or if any other matters should properly come before the Meeting, it is the intention of the persons named in the Form of Proxy to vote according to their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The directors of the Corporation have fixed May 18, 2020, at the close of business, as the record date for the determination of the shareholders entitled to receive notice of the Meeting and to vote thereat. All holders of at least one Common Share of the Corporation as of that date will have the right to vote at the Meeting.

As of May 18, 2020, 162,810,553 Common Shares were issued and outstanding, each giving the right to one vote on all matters to be acted upon at the Meeting. All such holders of record of Common Shares on the record date are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., within the time specified in the attached Notice of Meeting, to attend and to vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Corporation, the only persons or companies who beneficially own, or control or direct, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, are as follows:

Shareholder Name	Number of Common Shares	Percentage of Issued and Outstanding Shares
Arias Resource Capital Fund L.P. (1)	52,721,964	32.4%
Arias Resource Capital Fund II L.P. (1)	30,064,883	18.4%
Arias Resource Capital Fund II (Mexico) L.P. (1)(the above funds are collectively referred to as the “ARC Funds”)	1,706,040	1%
Arias Resource Capital Management LP (“ARCM”)	579,794	0.4%

Note:

(1)	The respective general partner of each of the ARC Funds retains the power to make investment and voting decisions in respect of the securities beneficially owned by the ARC Funds, which includes the Common Shares. Mr. J. Alberto Arias (Chairman and a director of the Corporation) is the sole director of each of the general partners of the ARC Funds and indirectly controls ARCM. As such, Mr. Arias may be deemed to have shared voting and dispositive power with respect to the Common Shares beneficially owned by the ARC Funds; however, he disclaims any beneficial ownership of any such securities, except to the extent of his pecuniary interest therein. Please see “Particulars of Matters to be Acted Upon – Election of Directors – J. Alberto Arias”, below.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Election of Directors

The articles of the Corporation provide that the Board shall consist of a minimum of one and a maximum of 15 directors. Pursuant to By-Law No. 1 of the Corporation, the number of directors, within such limits, shall be determined from time to time by the Board. The Board has resolved to fix the number of directors to be elected at the Meeting at eight (8), and the shareholders of the Corporation will be called upon to elect such eight (8) directors, all of whom currently serve on the Board. Subject to the by-laws of the Corporation, directors who are elected will remain in office until the next annual meeting of shareholders or until a successor has been duly elected or appointed.

The Toronto Stock Exchange (the “TSX”) requires listed companies to adopt a majority voting policy with respect to uncontested elections of directors unless it is otherwise exempt. A majority voting policy generally provides that a director who has received a majority of withhold votes must tender his or her resignation immediately after the meeting, to be effective upon acceptance of the Board. Listed companies that are “majority controlled” are exempt from this policy. The Corporation is majority controlled since the ARC Funds collectively own, together with ARCM, the majority of the issued and outstanding Common Shares. Furthermore, the Corporation’s Chairman, J. Alberto Arias, is the director of each of the general partners of the ARC Funds and indirectly controls ARCM. As such, Mr. Arias may be deemed to have voting and dispositive power with respect to the Common Shares beneficially owned by the ARC Funds; however, Mr. Arias disclaims any beneficial ownership of any such securities, except to the extent of his pecuniary interest therein. The Corporation is relying on this majority-controlled exemption and has not adopted a majority voting policy.

The following table sets forth certain information pertaining to the persons proposed to be nominated for election as directors and furnished by the individual nominees:

Name of Proposed Nominee, State/Providence and Country of Residence	Date First Elected/Appointed a Director of the Corporation	Nominee Information and Principal Occupation(s)	Number of Common Shares beneficially owned or over which control or direction is exercised (9)
J. Alberto Arias (1) Chairman and Director Miami, United States of America	November 26, 2008

Mr. J. Alberto Arias is the founder and portfolio manager for ARCM. Mr. Arias is also sole director for each of the entities that control the ARC Funds. Mr. Arias has over 25 years of experience in the field of international mining finance, and is widely recognized as an industry expert, having been ranked for five consecutive years as the #1 equity research analyst for the metals and mining industry in Latin America by leading polls such as Institutional Investor. Prior to founding ARCM, Mr. Arias worked for eight years at Goldman, Sachs & Co. (“Goldman Sachs”), including having acted as Managing Director and Head of Equity Research for metals and mining in the U.S., Canada and Latin America. Prior to Goldman Sachs, Mr. Arias worked for four years at UBS Warburg as Executive Director and Analyst covering the Latin American metals and mining sector. Mr. Arias also currently serves as the Chairman of the Board and Director of Largo Resources Ltd. and a board member of Cautivo Mining Inc., Vanacorp Peru SA, and Compania Minera Kolpa S.A.

Mr. Arias holds an MBA in Finance and International Business from the Columbia Business School, an M.S. in both Mining Engineering and Chemical Metallurgy/Extractive Metallurgy from Columbia University Henry Krumb School of Mines and a B.S. in Metallurgical Engineering from Colorado School of Mines, has mining industry operational experience, and holds a patent for a gold mineral processing technology. He was raised in a family with a three-generation tradition of founding and managing private and public mining companies in Peru.

Current Principal Occupation: Founder and Portfolio Manager of ARCM (Private Equity Fund Manager)

85,072,681 (10)
Luis Marchese (2) Director Lima, Peru	May 19, 2020

Mr. Marchese has over 25 years’ experience in the mining sector. Having spent the majority of his career with Anglo American, he held progressive positions including that of Country Manager, Senior Advisor to the CEO and General Manager of the Quellaveco and Michiquillay Projects in Peru. Quellaveco is a Copper porphyry project currently under construction. Mr. Marchese's earlier operating experience includes service with Anglo American's Mantoverde and Mantos Blancos copper mines in Chile as well as Hudbay Mining & Smelting in Canada. Recently, he was a Director to Compañía Minera San Ignacio de Morococha S.A. and an Alternate Director to Compañía Minera Poderosa S.A. He has served as President of Peru’s Society of Mining, Oil and Energy (SNMPE) from 2017 to 2019. He is currently Director of CONFIEP and member of Advisory bodies for different industry and academy organizations.

Mr. Marchese holds a Master of Science degree in Mineral Economics from Pennsylvania State University, and a Bachelor of Science degree in Mining Engineering from Pontificia Universidad Catolica in Peru. He has completed an AMP from GIBS – University of Pretoria, and an ASMP delivered jointly by the University of Cambridge and the University of Queensland.

Principal Occupation for the Past Five Years:

August 2019 to May 2020: Director, SIMSA (Cia. Minera San Ignacio de Morococha S.A.A.) (Mining Company).

July 2019 to May 2020: Alternate Director, Compañía Minera Poderosa (Mining Company).

October 2018 to June 2019: Senior Advisor to CEO, AngloAmerican plc (Mining Company).

June 2009 to September 2018: Country Manager Perú, AngloAmerican plc (Mining Company).

May 2013 to October 2015: General Manager – Michiquillay Project, AngloAmerican plc (Mining Company).

Nil

Name of Proposed Nominee, State/Providence and Country of Residence	Date First Elected/Appointed a Director of the Corporation	Nominee Information and Principal Occupation(s)	Number of Common Shares beneficially owned or over which control or direction is exercised (9)
Douglas Cater (3) Director Ontario, Canada	June 10, 2009

Mr. Cater, P. Geo, FGC, is a professional geologist with more than 35 years of experience in the gold mining and exploration business gained while working with senior-tier Canadian-based mining and exploration companies. From January 2016 to January 2019, Mr. Cater served as Vice President Exploration (Canada) for Kirkland Lake Gold Ltd., a Toronto based company with operating mines and exploration projects located in northeastern Ontario and Australia. In early 2019, D. F. Cater Consulting Geologist Ltd. was incorporated as a consulting company that conducts property evaluations, technical reports and project management. Mr. Cater is a member of the Association of Professional Geoscientists of Ontario (PGO), having served as the former Council member, and he is also a Fellow of Geoscientists Canada.

Current Principal Occupation: Independent Consultant

356,035
Steven Dean (4) Director British Columbia, Canada	October 4, 2011

Mr. Dean is a Fellow of the Australian Institute of Mining and Metallurgy, a Member of the Canadian Institute of Mining, Metallurgy and Petroleum, and a Fellow of the Institute of Chartered Accountants of Australia. He has extensive experience internationally in mining, including as President of Teck Cominco Limited (now Teck Resources Ltd.). Prior to joining Teck, Mr. Dean was a founding member of management of the Normandy Poseidon Group, (which became Normandy Mining) a co-founder of PacMin Mining Corporation which became a subsidiary of Teck Corporation in 1999. He was also a co-founder and former Chairman of Amerigo Resources Ltd. More recently, Mr. Dean was Chairman, CEO and founder of Atlantic Gold Corporation, focused on gold exploration, development and production in Nova Scotia, which was sold to St. Barbara Limited in 2019 for $802 million after building its Moose River Consolidated Mine on time and on budget and operating at the lowest decile cost profile in the gold sector.

Mr. Dean is a recipient of the Viola R. MacMillan Award from the Prospectors and Developers Association of Canada (PDAC) for individuals demonstrating leadership in management and financing for the exploration and development of mineral resources. He is Chairman and CEO of Artemis Gold Inc. (TSX-V: ARTG), Chairman of Oceanic Iron Ore Corp. (TSX-V: FEO) and a Director of Velocity Minerals Ltd. (TSX-V: VLC) and St. Barbara Limited (ASX: SBM).

Current Principal Occupation: Independent Businessman

281,234

Name of Proposed Nominee, State/Providence and Country of Residence	Date First Elected/Appointed a Director of the Corporation	Nominee Information and Principal Occupation(s)	Number of Common Shares beneficially owned or over which control or direction is exercised (9)
Ricardo Arrarte (5) Director Lima, Peru	April 4, 2019

Mr. Arrarte is a Director with an affiliate of ARCM. Mr. Arrarte is a Mining and Mechanical Engineer with over 25 years’ experience in management, operations, and consulting for mining companies. Mr. Arrarte has worked with Hochschild Mining PLC as Operations Manager in charge of four silver mines in Peru, Compania Minera Caudalosa SA as CEO, Consorcio Minero Horizonte as Planning and Engineering Manager, Buenavetura Ingenieros SA – BISA as an Engineering Consultant, Fosfatos Del Pacifico SA as Mine Manager, and Cementos Pacasmayo SAA as Geology and Mine Central Manager. Mr. Arrarte is experienced in mine and plant design, managing mining operations, production and costs with large teams of personnel.

Mr. Arrarte earned his Mining and Mechanical Engineering degrees from Pontificia Universidad Catolica Del Peru and his MBA from the George Washington University in Washington, D.C.

Current Principal Occupation: Director with an affiliate of ARCM

Nil
Jose Vizquerra Benavides (6) Director Ontario, Canada	November 7, 2017

Jose Vizquerra is President and CEO, and a director of O3 Mining Inc. (“O3 Mining”), a leading consolidator and mineral explorer with a focus on gold assets in Quebec and Ontario. The Young Mining Professionals recognized Mr. Vizquerra as one of their Young Mining Professionals of the year with the 2019 Peter Munk Award. Prior to his appointment at O3 Mining, Mr. Vizquerra was Executive Vice President of Strategic Development for Osisko Mining Inc. (“Osisko Mining”). Mr. Vizquerra joined Osisko Mining from Oban Mining Corporation (“Oban”), where, as President and CEO, he played a leading role in the combination of Oban, Corona Gold Corporation, Eagle Hill Exploration Corporation and Ryan Gold Corporation to form Osisko Mining. Through ambitious drilling and prudent capital raising, Osisko Mining has become the highly valued proponent of the world class Windfall gold project. Prior to that, Mr. Vizquerra was Head of Business Development for Compañia de Minas Buenaventura. Previously, he was as a production and exploration geologist at the Red Lake gold mine in Ontario. Mr. Vizquerra also currently serves as a director of Osisko Mining and as an advisor to the boards of Discovery Metals Corp. and Palamina Resources.

Mr. Vizquerra is an alumni of the General Management Program at the Wharton School of Business. He holds an MSc in Mineral Exploration from Queens University and a B.Sc in Civil Engineering from UPC Universidad Peruana de Ciencias Aplicadas. Mr. Vizquerra is a Qualified Person pursuant to National Instrument 43-101.

Current Principal Occupation: President, CEO, and Director of O3 Mining Inc. (Mining Company), and Executive Vice President of Strategic Development & Director at Osisko Mining Inc. (Mining Company)

26,094

Name of Proposed Nominee, State/Providence and Country of Residence	Date First Elected/Appointed a Director of the Corporation	Nominee Information and Principal Occupation(s)	Number of Common Shares beneficially owned or over which control or direction is exercised (9)
Dionisio Romero (7) Director Lima, Peru	November 16, 2015

Dionisio Romero Paoletti is the Chairman of the Board of Directors of Credicorp and Banco de Crédito del Perú (BCP) since 2009. Also, he served as the CEO of Credicorp from 2009 until March 31, 2018. Mr. Romero currently serves as the Executive Chairman of Credicorp. Mr. Romero has served as a board member of BCP since 2003 and was appointed Vice Chairman in 2008 and Chairman in 2009. He is also Chairman of the Board of other Credicorp’s subsidiaries such as Pacifico Compañia de Seguros y Reaseguros S.A., Credicorp Capital Ltd., and Grupo Credito S.A. Mr. Romero is Chairman of the Board of Alicorp S.A.A., (consumer products), Agricola del Chira S.A. (sugar and ethanol) and Palmas del Espino S.A. (palm oil). Furthermore, he is member of the Board in other companies in different industries such as Ransa Comercial S.A. (Logistics), Trabajos Marítimos S.A. (port infrastructure), Corporación Primax S.A. (energy), Inversiones Centenario S.A.A. (Real Estate), Hochschild Mining Inc. (mining and exploration), amongst others. Mr. Romero P. has a bachelor’s degree in Economics from Brown University, USA and an MBA from Stanford University, USA.

Current Principal Occupation: Executive Chairman of Credicorp Ltd. and Grupo Crédito S.A.

561,414
Koko Yamamoto (8) Director Ontario, Canada	July 15, 2019

Ms. Yamamoto is a chartered professional accountant with over 20 years’ experience. She is a partner at McGovern, Hurley LLP, a CPAB registered firm, since 2003, and her practice includes a focus on assurance engagements for reporting issuers in the resource sector. Ms. Yamamoto is involved in initial public offerings and private placements, mergers and acquisitions. She is currently a director for Largo Resources Inc. as well as Chair of the Largo Resources Audit Committee.

Ms. Yamamoto is registered as a panel auditor with the Investment Industry Regulatory Organization of Canada (IIROC), which enables her to conduct audits of investment dealers. Ms. Yamamoto obtained her CPA CA designation in 2001 and holds a Bachelor of Commerce from the University of British Columbia.

Principal Occupation for the Past Five Years:

January 2003 to Present: Partner and Accountant at McGovern, Hurley LLP (public accounting firm)

5,544

Notes:

(1)	J. Alberto Arias is currently a member of the following Board committee(s): Nomination Committee (Chair); Compensation Committee (Chair); Corporate Strategy Committee (Chair).
(2)	Luis Marchese was appointed as a director of the Corporation effective May 19, 2020, and will serve as CEO of the Corporation effective June 1, 2020. He will be replacing the Corporation’s current President and CEO, Igor Gonzales, who resigned as President and CEO effective May 31, 2020 and as a Director of the Corporation effective May 19, 2020. Mr. Marchese is currently a member of the Health, Safety, Environment & Community Relations Committee (“HSECR Committee”).

(3)	Douglas Cater is currently a member of the following Board committee(s): Audit Committee; Corporate Governance Committee; HSECR Committee.
(4)	Steven Dean is currently a member of the following Board committee(s): Corporate Governance Committee (Chair); Compensation Committee; Corporate Strategy Committee.
(5)	Ricardo Arrarte is currently a member of the following Board committee(s): HSECR Committee (Chair).
(6)	Jose Vizquerra Benavides is currently a member of the following Board committee(s): Audit Committee; Compensation Committee; Nomination Committee.
(7)	Dionisio Romero is not currently a member of any Board committees.
(8)	Koko Yamamoto is currently a member of the following Board committee(s): Audit Committee (Chair); Corporate Governance Committee; Nomination Committee.
(9)	The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors, not being within the knowledge of the Corporation, has been obtained from the System for Electronic Disclosure by Insiders.
(10)	Held by the ARC Funds and ARCM. Mr. Arias is the sole director of each of the general partners of the ARC Funds and indirectly controls ARCM. Please see “Voting Securities and Principal Holders of Voting Securities”, above.

With the exception of Koko Yamamoto, who was appointed by the Board on July 15, 2019, and Luis Marchese, who was appointed by the Board on May 19, 2020, all of the persons whose names are mentioned above have previously been elected directors of the Corporation by a vote of securityholders at a meeting, the notice of which was accompanied by an information circular.

Except where authority to vote on the election of directors is to the contrary, the persons named in the Form of Proxy accompanying this Circular intend to vote for the election of the nominees whose names are set forth above.

Management is not presently aware, and has no reason to believe, that any of the nominees will be unwilling to serve as a director if elected, but in the event that, prior to the Meeting, any vacancies occur with respect to the nominees submitted herewith, the enclosed Form of Proxy confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Board, unless instructions have been given to refrain from voting with respect to the election of directors.

Orders, Penalties and Bankruptcies

Except as disclosed hereunder, to the knowledge of the Corporation, none of the foregoing nominees for election as a director:

(a)	is, or within the last ten years has been, a director, CEO or chief financial officer (“CFO”) of any corporation that:

(i)	was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemption under applicable securities legislation for a period of more than 30 consecutive days (an “Order”), while that person was acting in that capacity;

(ii)	was subject to an Order that was issued after the nominee ceased to be a director, CEO or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, CEO or chief financial officer; or

(b)	is, or within the last ten years has been, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

From March 28, 2013 until January 21, 2014, J. Alberto Arias served as a director on the board of Colossus Minerals Inc. (“Colossus”). On January 14, 2014, Colossus filed a notice of intention to make a proposal under the Canadian Bankruptcy and Insolvency Act. Colossus was delisted from the TSX effective February 21, 2014.

In May 2011, a management cease trade order applicable to the directors and officers of the Corporation and related companies was issued for late filing of the financial statements.

To the knowledge of the Corporation, none of the foregoing nominees for election as director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

2.	Appointment of Auditors

Management proposes the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation. Their mandate will continue until the close of the next annual meeting or until their successors are appointed. The directors will be authorized to fix the remuneration of the auditors.

Unless instructions are given to the contrary, the persons named in the Form of Proxy accompanying this Circular intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the Board to fix their remuneration. Approval of the foregoing resolution will require the affirmative vote of a majority of the votes cast by holders of Common Shares present or represented by proxy at the Meeting.

3.	Approval of Stock Option Plan

The Corporation’s Amended and Restated Stock Option Plan (the “Stock Option Plan”) is described under the heading “Executive Compensation – Executive Compensation Discussion and Analysis – How We Make Compensation Decisions – Elements of Total Compensation – Equity Incentives – Stock Option Plan”. Pursuant to the Stock Option Plan, when options to acquire Common Shares (each an “Option”) have been granted, Common Shares reserved for issuance under an outstanding Option are referred to as allocated Options. Additional Common Shares that may be issued pursuant to the Stock Option Plan but are not subject to current Option grants are referred to as unallocated Options.

The Stock Option Plan is a “rolling plan” that provides that the maximum number of Common Shares from treasury that may be granted under the Stock Option Plan and all other securities based compensation arrangements (including the RSU Plan) shall not exceed 10% of the issued and outstanding Common Shares at the time of an Option grant. As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly.

Pursuant to the requirements of the TSX, every three years after institution, all unallocated options, rights or entitlements with respect to treasury issuances under a security based compensation arrangement which does not have a fixed maximum aggregate of securities issuable (such as the Stock Option Plan) must be approved by: (i) a majority of the issuer’s directors; and (ii) the issuer’s security holders. The Board approved all unallocated Options under the Option Plan on May 18, 2020. At the Corporation’s annual and special meeting held on June 14, 2017 (the “2017 Meeting”), the shareholders of the Corporation approved an ordinary resolution approving unallocated Options with respect to treasury issuances under the Stock Option Plan.

If at the Meeting, the shareholders of the Corporation do not approve all unallocated Options with respect to treasury issuances available under the Stock Option Plan, all currently outstanding Options will be unaffected, however the Corporation will not issue any further Options under the Stock Option Plan and any outstanding Options that are thereafter canceled or expire will not be available for re-grant until such time as shareholder approval is obtained.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, a resolution (the “Stock Option Plan Resolution”) to approve the unallocated Options with respect to treasury issuances under the Stock Option Plan and the grant of Options until June 30, 2023, which is the date that is three years from the date of the Meeting.

The text of the Stock Option Plan Resolution is as follows:

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The unallocated stock options (“Options”) with respect to treasury issuances under the Sierra Metals Inc. (the “Corporation”) Amended and Restated Stock Option Plan (the “Stock Option Plan”) are hereby approved.

2.	The Corporation shall have the ability to continue granting Options under the Stock Option Plan until June 30, 2023, which is three years from the date of the meeting at which approval of the shareholders of the Corporation is being sought.

3.	Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all things and execute and deliver all such agreements, documents and instruments necessary or desirable in connection with the foregoing.”

Unless instructions are given to the contrary, the persons named in the Form of Proxy accompanying this Circular intend to vote FOR the Stock Option Plan Resolution. Approval of the foregoing resolution will require the affirmative vote of a majority of the votes cast by holders of Common Shares present or represented by proxy at the Meeting. Whether or not the Stock Option Plan Resolution is approved, all Options currently outstanding under the Stock Option Plan will remain in effect in accordance with their terms.

4.	Approval of RSU Plan

The Corporation’s Amended and Restated Restricted Share Unit Plan (the “RSU Plan”) is described under the heading “Executive Compensation – Executive Compensation Discussion and Analysis – How We Make Compensation Decisions – Elements of Total Compensation – Equity Incentives – RSU Plan”.

Similar to the Stock Option Plan, the RSU Plan is a “rolling plan” that provides that the maximum number of Common Shares from treasury that may be issued upon the vesting of restricted share units (“RSUs”) shall not exceed 5% of the number of the issued and outstanding Common Shares at the time of an RSU grant. As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable upon the vesting of RSUs under the RSU Plan will increase accordingly.

Since the RSU Plan does not have a fixed maximum aggregate of securities issuable, all unallocated RSUs with respect to treasury issuances thereunder must be approved by: (i) the Board; and (ii) a majority of the Corporation’s shareholders, every three years after institution. The Board approved all unallocated RSUs under the RSU Plan on May 18, 2020. At the 2017 Meeting, the shareholders of the Corporation approved an ordinary resolution approving unallocated RSUs with respect to treasury issuances under the RSU Plan. No amendments to the RSU Plan have been made since such date.

If at the Meeting, the shareholders of the Corporation do not approve all unallocated RSUs with respect to treasury issuances available under the RSU Plan, all currently outstanding RSUs will be unaffected, however the Corporation will not issue any further RSUs under the RSU Plan and any outstanding RSUs that are thereafter canceled or expire will not be available for re-grant until such time as shareholder approval is obtained.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, a resolution (the “RSU Plan Resolution”) to approve the unallocated RSUs with respect to treasury issuances under the RSU Plan and the grant of RSUs until June 30, 2023, which is the date that is three years from the date of the Meeting.

The text of the RSU Plan Resolution is as follows:

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

4.	The unallocated restricted share units (“RSUs”) with respect to treasury issuances under the Sierra Metals Inc. (the “Corporation”) Restricted Share Unit Plan (the “RSU Plan”) are hereby approved.

5.	The Corporation shall have the ability to continue granting RSUs under the RSU Plan until June 30, 2023, which is three years from the date of the meeting at which approval of the shareholders of the Corporation is being sought.

6.	Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all things and execute and deliver all such agreements, documents and instruments necessary or desirable in connection with the foregoing.”

Unless instructions are given to the contrary, the persons named in the Form of Proxy accompanying this Circular intend to vote FOR the RSU Plan Resolution. Approval of the foregoing resolution will require the affirmative vote of a majority of the votes cast by holders of Common Shares present or represented by proxy at the Meeting. Whether or not the RSU Plan Resolution is approved, all RSUs and other entitlements currently outstanding under the RSU Plan will remain in effect in accordance with their terms.

EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Circular, “Named Executive Officers” or “NEOs” means:

(a)	an individual who acted as CEO of the Corporation for any part of the most recently completed fiscal year;

(b)	an individual who acted as CFO of the Corporation for any part of the most recently completed fiscal year;

(c)	each of the Corporation’s (including any of its subsidiaries) three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed fiscal year whose total compensation was, individually, more than C$150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, (“Form 51-102F6”) for that fiscal year; and

(d)	each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that fiscal year.

For the fiscal year ended December 31, 2019, the Corporation had five (5) Named Executive Officers, as follows:

1.	Igor Gonzales, President and CEO of the Corporation;

2.	Ed Guimaraes, CFO of the Corporation;

3.	Alonso Lujan, Vice President Exploration of the Corporation and General Manager of Dia Bras Mexicana S.A. de C.V. (“Dia Bras Mexicana”), one of the Corporation’s wholly-owned Mexican subsidiaries;

4.	Augusto Chung, Vice President Special Projects and Metallurgy of the Corporation; and

5.	Michael McAllister, Vice President Investor Relations of the Corporation.

Igor Gonzales tendered his resignation as President and CEO of the Corporation effective May 31, 2020. Luis Marchese has been appointed to replace Mr. Gonzales as CEO of the Corporation effective June 1, 2020. The Corporation entered into an Executive Agreement with Luis Marchese (the “Marchese Agreement”) effective as of June 1, 2020, providing for annual compensation of USD$400,000 (the “Marchese Base Salary”) as CEO of the Corporation. The Marchese Agreement also provides for an annual discretionary bonus payment in any year of employment in an amount targeted at up to 100% of the Marchese Base Salary (prorated for the term of service in any partial year for which a bonus is payable), as well as an annual discretionary grant of RSUs targeted at USD$400,000 (prorated for the term of service in any partial year).

As required by Form 51-102F6, the following includes disclosure regarding the compensation paid or payable by the Corporation to the NEOs for the fiscal year ended December 31, 2019.

Executive Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The fundamental goal of the Corporation is to create value for its shareholders and foster well-managed growth of the Corporation. Compensation plays an important role in achieving short and long-term business objectives and in serving this goal. The Corporation’s compensation program is designed to:

(a)	align the interests of executive officers with those of the shareholders in order to maximize long-term shareholder value;

(b)	link executive compensation to the performance of the Corporation and its strategic plan;

(c)	compensate executive officers at a level that ensures the Corporation is able to attract, motivate and retain highly qualified individuals with exceptional skills; and

(d)	evaluate executive performance on the basis of the Corporation’s overall performance, achievements and success in building long-term shareholder value.

To attain these goals, the Board has established a Compensation Committee (the “Compensation Committee”), which is responsible for ensuring that the Corporation has an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. More specifically, the responsibilities of the Compensation Committee, as set out in its mandate, include:

(a)	review and approve compensation packages, including goals and objectives against which bonuses are assessed, of the Corporation’s CEO and his direct reports;

(b)	review and recommend to the Board for approval all annual cash bonuses and RSU allocations;

(c)	review the compensation practices and policies of the Corporation to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value and make recommendations to the Board regarding same;

(d)	periodically survey the executive compensation practices of other comparable companies and report back to the Board;

(e)	annually review and evaluate the implications of the risks associated with the Corporation’s compensation policies and practices and, if necessary, identify practices that can be used to identify and mitigate such policies and practices that could encourage inappropriate or excessive risk taking;

(f)	oversee the administration of the Corporation’s compensation programs, including any incentive compensation plans and equity-based plans, and the nature of the compensation provided under such programs to ensure that all management compensation programs are linked to meaningful and measurable performance targets;

(g)	make recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the formal approval of the adoption, amendment and termination of compensation programs of the Corporation, including for greater certainty, ensuring that if any equity-based compensation plan is subject to shareholder approval, that such approval is sought;

(h)	establish, if deemed necessary by the Compensation Committee, and recommend to the Board share ownership guidelines for senior executives of the Corporation and policies (including pre-approval requirements) for the number and type of boards of directors that senior executives may join (except for boards of directors that senior executives are asked by the Corporation to join in connection with their employment);

(i)	at least annually, review and make recommendations to the Board with respect to compensation of directors, the Chairman and those acting as committee chairs to, among other things, ensure their compensation appropriately reflects the responsibilities they are assuming;

(j)	annually review and make recommendations to the Board regarding the Corporation’s director’s and officer’s liability insurance policies;

(k)	review and recommend to the Board for approval the annual report on executive compensation required to be prepared under applicable corporate and securities legislation, regulation and rules including the disclosure concerning members of the Compensation Committee and settle the reports required to be made by the Compensation Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders; and

(l)	at the request of the Board, investigate and report on such other matters as it considers necessary or appropriate in the circumstances.

Composition of the Compensation Committee

The Compensation Committee is currently composed of the following members of the Board: J. Alberto Arias (Chair), Steven Dean and Jose Vizquerra Benavides. Both Mr. Dean and Mr. Vizquerra Benavides are considered independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). Mr. Arias is not considered to be independent because he indirectly controls ARCM, the investment manager to the ARC Funds, the principal and majority shareholders of the Corporation.

All of the current members of the Compensation Committee have significant experience with public companies and ongoing resource sector involvement. Each member of the Compensation Committee has extensive experience and managerial skills that enable them to make decisions on the suitability of the Corporation’s compensation philosophy and practices. Please see “Particulars of Matters to be Acted Upon – Election of Directors”. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

When the Compensation Committee considers it necessary or advisable, it may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Compensation Committee on any matter within its mandate. The Compensation Committee has the sole authority to retain and to terminate such consultants or advisors. During the financial years ended December 31, 2019 and 2018, no compensation consultants or advisors were retained by the Board or the Compensation Committee in determining compensation for any of the Corporation’s directors or executive officers.

How We Make Compensation Decisions

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation. The Compensation Committee assesses individual performance of the Corporation’s executive officers and makes recommendations regarding their compensation to the Board. Based on these recommendations, the Board makes decisions concerning the nature and scope of the compensation to be paid to the Corporation’s executive officers. The Compensation Committee bases its recommendations to the Board on its compensation philosophy, market analysis of compensation paid for similar positions by similar companies, and the Committee’s assessment of individual performance based on key performance indicators (“KPIs”), used to measure annual and long-term incentive pay for executive officers. Some examples of KPIs used by the Corporation are: Health, Safety and Environment; Development/Exploration Growth; Budget Cost Controls; Management Effectiveness; Financial Management; Share Price Performance; and Return on Capital Employed. The KPIs are reviewed by the Compensation Committee on an annual basis and revised as needed.

The Corporation’s total compensation package is made up of three main elements: (1) base salary or consulting fees, (2) cash bonuses and (3) equity incentives, thereby balancing short term incentives, such as cash bonuses, with long-term incentives, such as RSU grants with staggered vesting periods. The base salary or consulting fees are competitive and not subject to performance risk. The Board has determined that there are no identified risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

The Compensation Committee generally meets annually to deal with compensation issues, or more frequently as needed to address specific issues in respect of executive compensation. The Compensation Committee works with the CEO to evaluate the performance and set the compensation for the other NEOs, including proposed salary adjustments, cash bonuses and equity incentive awards.

Although the Board has delegated certain oversight responsibilities to the Compensation Committee, it retains final authority over the compensation program and process including approval of material amendments to, or adoption of, new equity-based compensation plans and the review and approval of the Compensation Committee’s recommendations regarding executive compensation.

Pursuant to the Corporation’s insider trading policy, the Corporation’s directors and NEOs (and certain other insiders of the Corporation) are prohibited from engaging in the short selling of, or trading in puts, calls or options in respect of the securities of the Corporation; and in the purchase of financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities as compensation or held, directly or indirectly by them.

Elements of Total Compensation

Base Salary or Consulting Fees

Base salaries or consulting fees are paid in cash as a fixed amount of compensation for performing day-to-day responsibilities. The base salaries or consulting fees of the Corporation’s executive officers are determined through negotiation of each executive officer’s employment/consulting agreement, with future increases set after considering the target median of the market, prevailing industry demand and performance factors.

For more information on NEOs base salaries or consulting fees, please see the section in this Circular entitled “Executive Compensation – Termination and Change of Control Benefits of NEOs”.

Cash Bonuses

Cash bonus awards are earned for achieving short-term goals and other strategic objectives based on a variety of factors, including the individual’s performance and contributions, improvements in job proficiency, retention risks and concerns, succession requirements and compensation changes in the market.

For more information regarding cash bonus awards issued to NEOs during the fiscal year ended December 31, 2019, please see “Summary Compensation Table”, below.

Equity Incentives

RSU Plan

The RSU Plan is designed to enhance the ability of the Corporation to attract and retain qualified individuals to serve as executives, key employees, consultants and directors (collectively, the “Eligible Participants”) and to promote the alignment of interests between such Eligible Participants on the one hand, and the shareholders of the Corporation on the other hand.

As at December 31, 2019, the Corporation had 1,630,422 outstanding RSUs under the RSU Plan, which, upon vesting and satisfaction of all conditions of each such grant, represent approximately 1.0% of the then issued and outstanding Common Shares.

The Corporation’s annual “burn rate” for RSUs granted under the RSU Plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding Common Shares (total number of RSUs issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 0.7% in fiscal 2017, 0.4% in fiscal 2018 and 0.8% in fiscal 2019.

Long-term incentives in the form of RSUs are intended to align the interests of Eligible Participants with those of the Corporation’s shareholders, to provide a long-term incentive that rewards these parties for their contribution to the creation of shareholder value, and to reduce the cash compensation the Corporation would otherwise have to pay. Generally, grants of RSUs are made on an annual basis. In granting RSUs, the Compensation Committee considers a number of factors, including the dilutive effect of RSUs on existing shareholders, individual and corporate performance factors, the Compensation Committee’s evaluation of each officer’s ability to influence the long-term success of the Corporation, retention considerations and performance motivation. The Compensation Committee also considers each executive’s existing Option / RSU position when granting additional RSUs.

Set out below is a summary of the principal terms and conditions of the RSU Plan.

1.	The RSU Plan is administered by the Compensation Committee. Subject to the terms of the RSU Plan, the Compensation Committee may recommend Eligible Participants to receive awards, the types of awards, the terms and conditions of awards and may interpret the provisions of the RSU Plan.

2.	The RSUs are non-transferable and non-assignable other than by will or the laws of succession.

3.	The RSU Plan enables the Board to grant awards of RSUs to Eligible Participants (an Eligible Participant who is granted RSUs pursuant to the RSU Plan is referred to as a “Participant”). RSUs are akin to “phantom stock” that tracks the value of the underlying Common Shares but does not entitle the Participant to the actual underlying Common Shares until such RSUs vest. Upon vesting, the RSUs are converted on a one-for-one basis into Common Shares. The Board, after considering the recommendation of the Compensation Committee, also has the discretion to stipulate the length of time for vesting and to determine various performance objectives based on certain business criteria as a pre-condition to an RSU vesting.

4.	RSUs shall be granted to Participants at no cost in consideration for past service or as a performance reward. Upon vesting of the RSUs and upon all the conditions of the grant of RSUs being satisfied, the Corporation shall issue Common Shares to the Participant. A Participant is not required to pay any fee to receive Common Shares upon vesting.

5.	Under the RSU Plan, the maximum number of Common Shares available for issuance upon the vesting of RSUs is 5% of the number of the issued and outstanding Common Shares at the time of grant. If any RSUs shall expire, cancel or terminate for any reason in accordance with the terms of the RSU Plan, or be vested or exercised, Common Shares subject thereto shall again be available for the purpose of the RSU Plan. The maximum number of shares issuable under all security-based compensation arrangements, including the RSU Plan and the Stock Option Plan, shall, in no circumstances, exceed 10% of the issued and outstanding Common Shares, and the maximum number of Common Shares issuable to any one Participant under all security-based compensation arrangements, shall not exceed 5% of the issued and outstanding Common Shares at the date of the grant.

6.	The following insider participation limits shall apply:

(a)	the number of Common Shares issuable to insiders, at any time, pursuant to the RSU Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis); and

(b)	the number of Common Shares issued to insiders, within a one-year period, pursuant to the RSU Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis).

7.	For the settlement of RSUs which are not subject to performance vesting conditions, each Participant who continues to be a Participant on a vesting date shall receive from the Corporation within five trading days following the vesting date (each, a “Payout Date”) either: (i) one Common Share for each such vested RSU; or (ii) a lump-sum cash amount equal to the number of such vested RSUs multiplied by the volume weighted average trading price for the Common Shares on the TSX for the five trading days on which the Common Shares traded (the “RSU Share Market Price”) immediately preceding the Payout Date, in both cases net of any applicable withholdings in a manner determined by the Corporation. Subject to the foregoing, the decision as to mode of payment shall be made by the Board in its sole discretion, and a payment of Common Shares or cash, as the case may be, shall not create any obligation for the Board to make a similar payment to any other Participant.

8.	RSUs subject to performance vesting conditions shall be settled as follows: following the end of a financial year, the “Settlement Date” shall be the date on which the Board approves the audited annual financial statements of the Corporation for such financial year. No later than 60 days after the Settlement Date, the Corporation shall pay to a Participant, provided that a termination, other than by reason of death or long-term disability, of such Participant has not occurred prior to the Settlement Date, for all RSUs held by such Participant which have vested at the end of such financial year, either: (i) one Common Share for each such vested RSU, or (ii) a lump-sum cash amount equal to the number of such vested RSUs multiplied by the RSU Share Market Price immediately preceding the Settlement Date, in both cases net of any applicable withholdings in a manner determined by the Corporation. Subject to the foregoing, the decision as to mode of payment shall be made by the Board in its sole discretion, and a payment of Common Shares or cash, as the case may be, shall not create any obligation for the Board to make a similar payment to any other Participant.

9.	Upon the termination of a Participant’s employment or service with the Corporation (other than due to death or long-term disability), any RSUs held by such Participant that have not vested, shall lapse and be cancelled. Upon such cancellation of the RSUs, the Participant shall have no further rights with respect to such an award. In the event of a Participant’s death or long-term disability, all outstanding unvested RSUs of such Participant shall immediately vest.

10.	The Board may, subject to applicable legislation and regulatory requirements, amend certain provisions of the RSU Plan without shareholder approval. For example, the Board may make: (a) amendments of a “housekeeping” nature such as amending for the purpose of addressing any ambiguity, error or omission in the RSU Plan, or to correct or supplement any provision of the RSU Plan that is inconsistent with any other provision of the RSU Plan; (b) amendments necessary to comply with the provisions of applicable laws; (c) amendments necessary in order for RSUs to qualify for favourable treatment under applicable taxation laws; (d) amendments respecting administration of the RSU Plan; (e) amendments to the vesting provisions of the RSU Plan or any RSU; (f) amendments to defined terms in the RSU Plan; (g) amendments to the settlement provisions of the RSU Plan or relating to any RSU; (h) amendments necessary to suspend or terminate the RSU Plan; and (i) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

11.	Shareholder approval will be required for the following types of amendments: (a) amendments to the number of Common Shares issuable under the RSU Plan, including an increase to a maximum percentage or number of Common Shares; (b) any amendment which increases the number of RSUs that may be issued, or the number of Common Shares that may be issued or paid upon settlement of RSUs to a Participant who is an insider; and (c) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Stock Option Plan

The Stock Option Plan is intended to attract, retain and motivate key service providers of the Corporation and its subsidiaries. The Board may from time to time grant Options to employees, officers, directors and consultants of the Corporation, or any subsidiary thereof. The Options are not assignable or transferable. At no time shall the period during which an Option is exercisable exceed five years. Subject to provisions in the Stock Option Plan, which govern the issuance of Options to persons performing investor relations activities, the Options granted pursuant to the Stock Option Plan have a vesting period of two years as follows: (a) one-third on the day of the grant; (b) an additional one third after one year; and (c) the balance after two years. In no circumstances shall the exercise price of the Options granted pursuant to the Stock Option Plan be lower than the Market Price (as defined herein) of the Common Shares at the date of the grant of the Options. The aggregate number of Common Shares that may be issued by the Corporation under the Stock Option Plan and the RSU Plan shall, in no circumstances, exceed 10% of the issued and outstanding Common Shares. As at December 31, 2019, the Corporation had no issued and outstanding Options.

The Corporation’s annual “burn rate” for Options granted under the Stock Option Plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding Common Shares (total number of Options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 0% in each of fiscal 2017, 2018 and 2019.

Set out below is a summary of the principal terms and conditions of the Stock Option Plan:

1.	The Stock Option Plan is administered by the Board. Subject to the terms of the Stock Option Plan, the Board may grant Options, determine the number of Common Shares covered by each Option, determine the exercise price of each Option, determine the time(s) when Options will be granted or exercisable, determine if the Common Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option, and prescribe the form of the instruments relating to the grant, exercise and other terms of the Options. In the event that no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Stock Option Plan, contain the following terms and conditions:

(a)	the term during which an Option shall be exercisable shall be 5 years from the date the Option is granted to the optionee; and

(b)	the optionee may exercise the Option at any time or times during the term of the Option.

2.	The Options granted under the Stock Option Plan are not assignable except to certain permitted assigns, including a spouse, trustee acting on behalf of the optionee or a holding entity. The Options may be exercised on a cumulative basis over the Option term, vesting according to the vesting schedule set out in the Option agreement pursuant to which the Options were granted. In the event that the expiry of an Option occurs during a blackout period imposed by management or the Board in accordance with the Corporation’s insider trading policy, the expiry date of such Option shall be deemed to be amended to that date which is ten business days following the end of such blackout period (the “Blackout Period Extension”).

3.	The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Stock Option Plan and under all other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares as at the date of grant of each Option under the Stock Option Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Stock Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Stock Option Plan.

4.	The exercise price of any Option shall be in no circumstances lower than the Market Price on the date of which the grant of the Option is approved by the Board. For clarity, the “Market Price” is defined in the Stock Option Plan as the closing sale price of the Common Shares on the TSX on the trading day prior to the applicable date.

5.	Any optionee may elect to effect a cashless exercise of any or all of such optionee’s right under an Option. In connection with any such cashless exercise, the optionee shall be entitled to receive, without any cash payment (other than the taxes required to be paid in connection with the exercise which must be paid by the optionee to the Corporation in cash at the time of exercise), such number of whole Common Shares (rounded down to the nearest whole number) obtained pursuant to the following formula:

	x	=	[a (b – c)] b
where
	x	=	the number of whole Common Shares to be issued
	a	=	the number of Common Shares under Option
	b	=	the Market Price of the Common Shares on the date of the cashless exercise
	c	=	the Option Price (as defined in the Stock Option Plan) of the Option

In connection with any such cashless exercise, the full number of Common Shares issuable (item (a) in the formula) shall be considered to have been issued for the purposes of the reduction in the number of Common Shares which may be issued under the Stock Option Plan.

6.	No Options shall be granted to any optionee if the total number of Common Shares issuable to such optionee under the Stock Option Plan, together with any Common Shares issuable to such optionee under any other share compensation arrangement, would exceed 5% of the issued and outstanding Common Shares at the date of grant.

7.	No Options shall be granted to any optionee that is a non-employee director if such grant could result, at any time, in (i) the aggregate number of Common Shares issuable to non-employee directors under the Stock Option Plan, or any other security based compensation arrangement of the Corporation, exceeding 1% of the issued and outstanding Common Shares; or (ii) an annual grant per non-employee director exceeding a grant value of $100,000, which value shall be reasonably determined by the Board.

8.	The following insider participation limits shall apply:

(a)	the number of Common Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis); and

(b)	the number of Common Shares issued to insiders, within a one-year period, pursuant to the Stock Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis).

9.	Subject to certain sections of the Stock Option Plan and to any express resolution passed by the Board with respect to an Option, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such Option ceasing to be an Eligible Participant. However, if, before the expiry of an Option, an optionee ceases to be an Eligible Participant for any reason other than resignation or termination for “cause” of employment, or resignation or failure to be re-elected as a director or if the optionee dies (each being an “Event of Termination”), Options that are entitled to be exercised may generally be exercised until the earlier of (i) six months (or one year in the event of death) from the date of the applicable Event of Termination, or (ii) the expiry date of the Option (and, subject to the Board’s sole discretion, a further Option may be exercised to purchase up to the number of Common Shares that could otherwise have been purchased had the Event of Termination not occurred).

10.	Subject to applicable regulatory requirements and except as provided therein, the Board may, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the Stock Option Plan and may amend the terms and conditions of Options granted pursuant to the Stock Option Plan. Provided, however, that if the Board wishes to increase the maximum percentage or extend the term of the Option or reduce the exercise price of Options granted under the Stock Option Plan, shareholder approval will be required.

11.	Without limiting the generality of the foregoing, the Board may make the following amendments to the Stock Option Plan without obtaining shareholder approval: (a) amendments to the terms and conditions of the Stock Option Plan necessary to ensure that the Stock Option Plan complies with the applicable regulatory requirements; (b) amendments to the provisions of the Stock Option Plan respecting administration of the Stock Option Plan and eligibility for participation in the Stock Option Plan; (c) amendments to the provisions of the Stock Option Plan respecting the terms and conditions on which Options may be granted pursuant to the Stock Option Plan, including the provisions relating to the term of the Option and the vesting schedule; and (d) amendments to the Stock Option Plan that are of a “housekeeping” nature.

12.	However, the Board may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (a) an increase to the Stock Option Plan maximum or the number of securities issuable under the Stock Option Plan; (b) amendment provisions granting additional powers to the Board to amend the Stock Option Plan or entitlements thereunder; (c) an amendment to the exercise price of an Option (if such shareholder approval is required by the stock exchange on which the Common Shares are listed); (d) a reduction in the exercise price of an Option or cancellation and reissue of Options or other entitlements; (e) an extension to the term of Options (other than in connection with a Blackout Period Extension); (f) amendments to Eligible Participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; (g) any amendment which would permit Options granted under the Stock Option Plan to be transferable or assignable other than current permitted assigns and for normal estate settlement purposes; (h) changes to insider participation limits; and (i) amendments to the Stock Option Plan amendment provisions.

For more information regarding equity incentive awards granted to NEOs during the fiscal year ended December 31, 2019, please see the “Summary Compensation Table” in this Circular.

Termination and Change of Control Benefits of NEOs

Other than as described herein, the Corporation does not have any contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an NEO’s responsibilities.

1.	The Corporation entered into an Executive Agreement with Igor Gonzales (the “Gonzales Agreement”) dated May 1, 2017, as amended, providing for annual compensation of USD$485,681 (the “Gonzales Base Salary”) (Mr. Gonzales’ annual compensation in 2019 was USD$476,625) as President and CEO of the Corporation. The Gonzales Agreement also provides for a target annual bonus valued at an amount equal to 100% of the Gonzales Base Salary (the “Gonzales Annual Bonus”). The Corporation may terminate the Gonzales Agreement without cause by paying to Mr. Gonzales the amount set out in the chart below based on his period of service as of the termination date:

Period of Service	Termination Entitlements
3 months or less	25% of Gonzales Base Salary
more than 3 months but less than 12 months	50% of Gonzales Base Salary
12 months or more, but less than 24 months	Gonzales Base Salary + Gonzales Annual Bonus (calculated on the basis of the bonus paid to Mr. Gonzales in the fiscal year prior to the termination date);
24 months or more

(A) Gonzales Base Salary + Gonzales Annual Bonus (calculated on the basis of the bonus paid to Mr. Gonzales in the fiscal year prior to the termination date);

plus, for each fully completed year of service after the first 24 months:

(B) an additional 25% of Gonzales Base Salary + 25% of the Gonzales Annual Bonus (calculated on the basis of the bonus paid to Mr. Gonzales in the fiscal year prior to the termination date);

with the combined amounts in subparagraph (A) and subparagraph (B) above capped once they reach 24 months of notice or pay in lieu and 24 months of bonus.

In the case of termination without cause within 12 months of a change of control, the Gonzales Agreement provides for a severance equal to twice the Gonzales Base Salary and twice the Gonzales Annual Bonus (calculated on the basis of the bonus paid in the financial year prior to the termination date).

2.	The Corporation entered into an Executive Agreement with Ed Guimaraes (the “Guimaraes Agreement”) dated November 9, 2014, as amended, providing for annual compensation of USD$368,633 (the “Guimaraes Base Salary”) (Mr. Guimaraes’ annual compensation in 2019 was USD$360,698) as CFO of the Corporation. The Corporation may terminate the Guimaraes Agreement without cause by paying 100% of the Guimaraes Base Salary to Mr. Guimaraes. Mr. Guimaraes is also entitled to receive any earned, but unpaid, discretionary bonus for the fiscal year prior to the termination date, if, any, to be paid at the same time as such amount is paid to other participants in the bonus plan. In the case of termination without cause within 12 months of a change of control, the Guimaraes Agreement provides for a severance equal to twice the Guimaraes Base Salary.

3.	On September 14, 2016, the Corporation entered into an Employment Agreement with Alonso Lujan (the “Lujan Agreement”), as amended, providing for annual compensation of USD$269,336 (the “Lujan Base Salary”) (Mr. Lujan’s annual compensation in 2019 was USD$262,000) as Vice President Exploration of the Corporation and General Manager of Dia Bras Mexicana. The Corporation may terminate the Lujan Agreement without cause by paying 100% of the Lujan Base Salary to Mr. Lujan.

4.	The Corporation entered into an Employment Agreement with Augusto Chung (the “Chung Agreement”) dated March 28, 2018, as amended, providing for annual compensation of USD$188,923 (Mr. Chung’s annual compensation in 2019 was USD$185,400) as Vice President Special Projects and Metallurgy of the Corporation. From June 1, 2017 (the date of Mr. Chung’s appointment as Vice President Special Projects and Metallurgy) until March 28, 2018, he was a consultant to the Corporation.

5.	The Corporation entered into an Employment Agreement with Michael McAllister (the “McAllister Agreement”) dated April 21, 2015, as amended, providing for annual compensation of USD$170,150 (the “McAllister Base Salary”) (Mr. McAllister’s annual compensation in 2019 was USD$166,000) as Vice President Investor Relations of the Corporation. The Corporation may terminate the McAllister Agreement without cause by paying 100% of the McAllister Base Salary to Mr. McAllister. In the case of termination without cause within 12 months of a change of control, the McAllister Agreement provides for a severance equal to the McAllister Base Salary.

The following table provides the total value of severance, incremental payments, payables and any other termination benefits that would have been paid to each NEO, had employment been terminated on December 31, 2019 under various termination scenarios.

Name		Termination without Cause		Change of Control	Resignation or Retirement	Termination with Cause
		($)		($)	($)	($)
Igor Gonzales	Salary Bonus Equity (RSUs)(1) Other	476,625 272,804 823,274 -	(2)	953,250 545,608 823,274 -	- - - -	- - - -
Ed Guimaraes	Salary Bonus Equity (RSUs)(1) Other	360,698 124,482 411,403 -		721,396 - 411,403 -	- - - -	- - - -
Alonso Lujan	Salary Bonus Equity (RSUs)(1) Other	262,000 - - -		- - - -	- - - -	- - - -
Augusto Chung	Salary Bonus Equity (RSUs)(1) Other	- - - -		- - - -	- - - -	- - - -
Michael McAllister	Salary Bonus Equity (RSUs)(1) Other	166,000 - 134,526 -		166,000 - 134,526 -	- - - -	- - - -

Notes:

(1)	The “Equity (RSUs)” value is calculated based on the closing market price of the Common Shares underlying the RSUs at the end of the most recently completed financial year, which was C$2.18 as at December 31, 2019.
(2)	As at December 31, 2019, Mr. Gonzales had served as President and CEO of the Corporation for a period of 31 months. Pursuant to the Gonzales Agreement, if he had been terminated without cause on that date, he would have received 100% of the Gonzales Base Salary.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian average daily exchange rate of C$1.33 - US$1.00 at December 31, 2019.

Performance Graph

The following graph compares the total cumulative shareholder return over the past five fiscal years for $100 invested in Common Shares from January 1, 2015 to December 31, 2019 with the cumulative total return of the S&P / TSX Global Mining Index, assuming where relevant the reinvestment of dividends. The performance of the Common Shares set out below does not necessarily reflect future price performance.

	1-Jan-15	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18	31-Dec-19
Sierra Metals Inc.	$100.00	$64.20	$127.16	$183.33	$149.38	$134.57
S&P/TSX Global Mining Index	$100.00	$74.10	$107.03	$125.67	$121.61	$152.51

Until 2018, the Corporation experienced a steady increase in its stock performance since the 2015 plunge of global commodity markets. 2017 saw large gains in industrial commodities, including base metals such as zinc and copper while precious metals prices held steady. The Corporation’s share price reflected this sentiment, outperforming several of its peers as well as the S&P Global Mining Index for much of 2017 and 2018. While stock performance has tapered off since mid-2018, the Corporation continues to make positive gains in operations. 2019 brought several challenges for the Corporation amidst an equally challenging year for the metals market globally. Despite permitting delays and a strike at the Corporation’s Yauricocha mine, higher than expected development costs at the Bolivar mine and a subsidence event at the Cusi mine, the Corporation completed the year with increased production levels, having reached 8,450 TPD, a 25% increase over 2018. The share price performance, while not always reflective of the Corporation’s positive news, was trending in a positive direction. 2019 year-end results show the Corporation has a healthy balance sheet and an operational strategy that it expects will provide preparedness to weather the COVID-19-related pandemic.

As noted above, a number of factors and performance elements are taken into account when determining compensation for the NEOs, including the development and growth of the Corporation’s operations. Although total cumulative shareholder return is one performance measure reviewed, it is not a significant consideration in executive compensation deliberations. As a result, a direct correlation between total cumulative shareholder return over a given period and executive compensation levels is not anticipated.

Summary Compensation Table

The following table sets forth all direct and indirect compensation provided to the Corporation’s NEOs for the fiscal years ended December 31, 2019, 2018 and 2017:

			Share- based	Option -based	Non-equity incentive plan compensation ($)		Pension	Other annual	Total
Name and Position	Fiscal period	Salary ($)	awards ($) (8)(9)	awards ($)	Annual (11)	Long term	value ($)	compensation ($)	compensation ($)
Igor Gonzales (1)	2019	476,625	104,702	Nil	272,804	Nil	Nil	98,842 (6)	952,973
President and CEO	2018	465,000	530,388	Nil	370,088	Nil	Nil	148,015 (6)	1,513,491
	2017	312,123	691,036 (10)	Nil	266,224	Nil	Nil	89,632 (7)	1,359,015
Ed Guimaraes (2)	2019	360,698	41,436	Nil	124,482	Nil	Nil	Nil	526,616
CFO	2018	346,825	173,253	Nil	216,023	Nil	Nil	Nil	736,101
	2017	292,307	291,684	Nil	199,380	Nil	Nil	Nil	783,371
Alonso Lujan (3)	2019	262,000	21,498	Nil	128,292	Nil	Nil	Nil	411,790
Vice President	2018	250,000	145,670	Nil	131,213	Nil	Nil	Nil	526,883
Exploration of the Corporation and General Manager of Dia Bras Mexicana	2017	212,603	Nil	Nil	137,594	Nil	Nil	Nil	350,197
Augusto Chung (4)	2019	185,400	46,100	Nil	92,700	Nil	Nil	Nil	324,200
Vice President	2018	180,000	74,932	Nil	72,000	Nil	Nil	Nil	326,932
Special Projects and Metallurgy	2017	105,000	Nil	Nil	22,500	Nil	Nil	Nil	127,500
Michael McAllister (5)	2019	166,000	41,276	Nil	83,000	Nil	Nil	Nil	290,276
Vice President Investor Relations	2018	127,876	53,233	Nil	70,000	Nil	Nil	Nil	251,109
	2017	127,876	68,711	Nil	64,000	Nil	Nil	Nil	260,587

Notes:

(1)	Igor Gonzales was appointed President and CEO of the Corporation on May 1, 2017. He tendered his resignation as President and CEO effective May 31, 2020 and as a Director of the Corporation effective May 19, 2020. Mr. Gonzales’ compensation is paid by the Corporation in US dollars.
(2)	Ed Guimaraes was appointed CFO of the Corporation on November 17, 2014. His compensation is paid by the Corporation in Canadian dollars. The conversion from Canadian dollars to US dollars was made at the Bank of Canada average daily exchange rate of C$1.33 = US$1.00 for 2019, C$1.30 = US$1.00 for 2018 and C$1.30 = US$1.00 for 2017.
(3)	Alonso Lujan was appointed Vice President Exploration of the Corporation on September 14, 2016. On October 1, 2017, he took on the additional role of General Director of Dia Bras Mexicana. His compensation is paid by the Corporation in US dollars.
(4)	Augusto Chung was appointed Vice President Metallurgy of the Corporation on June 1, 2017. His compensation is paid by the Corporation in US dollars.
(5)	Michael McAllister was appointed Director of Corporate Development on April 21, 2015. On July 15, 2016, his title was changed to Vice President Corporate Development and on May 6, 2019, his title was further changed to Vice President Investor Relations. His compensation is paid by the Corporation in Canadian dollars. The conversion from Canadian dollars to US dollars was made at the Bank of Canada average daily exchange rate of C$1.33 = US$1.00 for 2019, C$1.30 = US$1.00 for 2018 and C$1.30 = US$1.00 for 2017.
(6)	This amount was paid as a result of the profit-sharing agreement within Sociedad Minera Corona S.A. (“Minera Corona”), the Corporation’s majority-owned Peruvian subsidiary (the Corporation owns approximately 82% of Minera Corona).
(7)	This number includes: (a) $16,666 paid to Mr. Gonzales for his services as a Director of the Corporation for the period starting January 1, 2017 until May 1, 2017 (when he was appointed President and CEO), and (b) $72,966, which was paid as a result of the profit sharing agreement within Minera Corona.
(8)	Amounts represent the grant date fair value of the RSUs awarded to the NEO, calculated in accordance with the Black-Scholes model, which the Corporation determined to be the most accurate measure of value, using the market price of the Common Shares as at the grant date.
(9)	Share-based awards in the form of RSUs were granted on March 31, 2018 (for 2017 share-based compensation), May 6, 2019 (for 2018 share-based compensation) and April 27, 2020 (for 2019 share-based compensation). The value is calculated based on the closing market price of the securities underlying the RSUs on the date of grant, as follows:

(a)       March 31, 2018 grant of RSUs: C$3.30

(b)       May 6, 2019 grant of RSUs: C$1.92

(c)       April 27, 2020 grant of RSUs: C$1.11

*All amounts in this column are converted to US dollars using the Bank of Canada average daily exchange rate of C$1.33 = US$1.00 for 2019, C$1.30 = US$1.00 for 2018 and C$1.30 = US$1.00 for 2017.

(10)	This number includes the following:
(a)	180,548 RSUs issued to Mr. Gonzales as part of his 2017 bonus compensation, calculated based on the closing market price of the securities underlying the RSUs on the date of grant, which was C$3.30 on March 31, 2018;
(b)	a one-time signing bonus of 54,433 Common Shares (the “Gonzales Signing Bonus Shares”), which were issued to Igor Gonzales in two instalments as follows: (i) 27,217 Common Shares on May 2, 2017, and (ii) 27,216 Common Shares on October 2, 2017. The Gonzales Signing Bonus Shares represent a value of approximately US$135,651, calculated by applying the closing Common Share prices on the dates of issuance, which were C$3.25 on May 2, 2017 and C$3.23 on October 2, 2017 (and converted to US dollars using the Bank of Canada US dollar/Canadian average daily exchange rate of C$1.30 = US$1.00 for 2017); and
(c)	34,381 RSUs issued to Mr. Gonzales for his services as a Director of the Corporation for the period starting January 1, 2017 until May 1, 2017 (when he was appointed President and CEO), calculated based on the closing market price of the Common Shares underlying the RSUs on the date of grant, which was C$3.67 on March 31, 2017.
(11)	Represents bonuses.

Incentive Plan Awards – Outstanding Share- and Option-Based Awards

The following table sets forth all awards outstanding under incentive plans of the Corporation as at December 31, 2019 for each of the NEOs:

Option-Based Awards					Share-Based Awards
Named Executive Officer	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Igor Gonzales (1) President and CEO	Nil	N/A	N/A	Nil	490,943	$823,274	Nil
Ed Guimaraes CFO	Nil	N/A	N/A	Nil	245,332	$411,403	Nil
Alonso Lujan Vice President Exploration of the Corporation and General Manager of Dia Bras Mexicana	Nil	N/A	N/A	Nil	98,651	$165,430	Nil
Augusto Chung Vice President Special Projects and Metallurgy	Nil	N/A	N/A	Nil	50,735	$85,079	Nil
Michael McAllister Vice President Investor Relations	Nil	N/A	N/A	Nil	80,222	$134,526	Nil

Note:

(1)	Igor Gonzales tendered his resignation as President and CEO of the Corporation effective May 31, 2020 and as a Director of the Corporation effective May 19, 2020.
(2)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs at the end of the most recently completed financial year, which was C$2.18 as at December 31, 2019.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian daily exchange rate of C$1.30 - US$1.00 at December 31, 2019.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the financial year ended December 31, 2019 for each of the NEOs:

Named Executive Officers	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year ($)(4)
Igor Gonzales (1)
President and CEO	Nil	159,013	(2)	371,646	(5)
Ed Guimaraes
CFO	Nil	217,988	(3)	124,482
Alonso Lujan Vice President Exploration of the Corporation and General Manager of Dia Bras Mexicana	Nil	Nil		128,292
Augusto Chung Vice President Special Projects and Metallurgy	Nil	Nil		92,700
Michael McAllister
Vice President Investor Relations	Nil	79,876	(3)	83,000

Notes:

(1)	Igor Gonzales tendered his resignation as President and CEO of the Corporation effective May 31, 2020 and as a Director of the Corporation effective May 19, 2020.
(2)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs as at the date of vesting, which was C$2.31 on March 1, 2019 and C$2.16 on March 29, 2019.
(3)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs as at the date of vesting, which was C$2.16 on March 29, 2019.
(4)	Represents 2019 bonuses.
(5)	This number includes: (a) a bonus of $272,804, and (b) $98,842, which was paid to Mr. Gonzales as a result of the profit sharing agreement within Minera Corona.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian average daily exchange rate of C$1.33 = US$1.00 for 2019.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the NEOs at, following, or in connection with, retirement. The Corporation does not have any form of deferred compensation plan.

DIRECTOR COMPENSATION

The Compensation Committee is responsible for developing the directors’ compensation plan, which is approved by the Board. The objectives of the directors’ compensation plan are to compensate the directors in a manner that is cost effective for the Corporation and competitive with other comparable companies, and to align the interests of the directors with those of the shareholders.

Director Compensation Table

The following table sets forth all compensation provided to the directors of the Corporation during the most recently completed financial year, with the exception of Igor Gonzales, who is an NEO and for whom the identical information is shown on the comparable table for NEOs set out above:

Director Name	Fees earned ($)		Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
J. Alberto Arias	55,000	(1)	99,878	(1)(6)	Nil	Nil	Nil	Nil	154,878	(1)
Douglas Cater	55,000		99,878	(6)	Nil	Nil	Nil	Nil	154,878
Steven Dean	165,000	(2)	55,488	(6)	Nil	Nil	Nil	Nil	220,488
Dionisio Romero	55,000		99,878	(6)	Nil	Nil	Nil	Nil	154,878
Jose Vizquerra Benavides	55,000		99,878	(6)	Nil	Nil	Nil	Nil	154,878
Ricardo Arrarte(3)	40,874	(1)	74,429	(1)(6)	Nil	Nil	Nil	Nil	115,303	(1)
Koko Yamamoto(4)	25,546		39,265	(7)	Nil	Nil	Nil	Nil	64,811
Philip Renaud(5)	42,828		Nil		Nil	Nil	Nil	Nil	42,828

Notes:

(1)	Representing fees paid directly to ARCM.
(2)	Representing consulting fees paid to Sirocco Advisory Services Ltd.
(3)	Ricardo Arrarte was appointed as a director of the Corporation on April 4, 2019. His director fees and share-based compensation were prorated accordingly.
(4)	Koko Yamamoto was appointed as a director of the Corporation on July 15, 2019. Her director fees and share-based compensation were prorated accordingly.
(5)	Philip Renaud resigned as a director of the Corporation on April 4, 2019.
(6)	Share-based awards in the form of RSUs were granted on May 10, 2019. The value is calculated based on the closing market price of the Common Shares underlying the RSUs on the date of grant, which was C$1.86.
(7)	Share-based awards in the form of RSUs were granted on July 15, 2019. The value is calculated based on the closing market price of the Common Shares underlying the RSUs on the date of the grant, which was C$1.57.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian average daily exchange rate of C$1.33 = US$1.00 for 2019.

Director Incentive Plan Awards – Outstanding Share- and Option-Based Awards

The following table sets forth all directors’ share- and Option-based awards outstanding as at December 31, 2019, with the exception of Igor Gonzales, who is an NEO and for whom the identical information is shown on the comparable table for NEOs set out above:

Option-Based Awards					Share-Based Awards
Named Executive Officers	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (2)	Market or payout value of vested share-based awards not paid out or distributed ($)
J. Alberto Arias	Nil	N/A	N/A	Nil	106,173	178,044	Nil
Douglas Cater	Nil	N/A	N/A	Nil	106,173	178,044	Nil
Steven Dean	Nil	N/A	N/A	Nil	58,985	98,913	Nil
Dionisio Romero	Nil	N/A	N/A	Nil	106,173	178,044	Nil
Jose Vizquerra Benavides	Nil	N/A	N/A	Nil	96,408	161,669	Nil
Ricardo Arrarte	Nil	N/A	N/A	Nil	53,221	89,248	Nil
Koko Yamamoto	Nil	N/A	N/A	Nil	33,263	55,779	Nil
Philip Renaud (1)	Nil	N/A	N/A	Nil	Nil	Nil	Nil

Notes:

(1)	Philip Renaud resigned as a director of the Corporation on April 4, 2019, at which time all of his share-based awards were terminated.
(2)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs at the end of the most recently completed financial year, which was C$2.18 as at December 31, 2019.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canadian daily exchange rate of C$1.30 = US$1.00 at December 31, 2019.

Director Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all Option- and share-based awards that vested during the financial year ended December 31, 2019 for each of the directors, with the exception of Igor Gonzales, who is an NEO and for whom the identical information is shown on the comparable table for NEOs set out above:

Named Executive Officers	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year ($)
J. Alberto Arias	Nil	81,924	(3)	Nil
Douglas Cater	Nil	77,416	(4)	Nil
Steven Dean	Nil	42,932	(4)	Nil
Dionisio Romero	Nil	81,924	(3)	Nil
Jose Vizquerra Benavides	Nil	21,668	(4)	Nil
Ricardo Arrarte (1)	Nil	Nil		Nil
Koko Yamamoto	Nil	Nil		Nil
Philip Renaud (2)	Nil	42,932	(3)	Nil

Notes:

(1)	Ricardo Arrarte was appointed as a director of the Corporation on April 4, 2019.
(2)	Philip Renaud resigned as a director of the Corporation on April 4, 2019.
(3)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs as at the dates of vesting, being C$2.31 on March 1, 2019 and C$2.16 on March 29, 2019.
(4)	This value is calculated based on the closing market price of the Common Shares underlying the RSUs as at the date of vesting, being C$2.16 on March 29, 2019.

* Amounts in this table are converted to US dollars using the Bank of Canada US dollar/Canada average daily exchange rate of C$1.33 = US$1.00 for 2019.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Corporation’s most recently completed financial year, December 31, 2019, with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

Plan category	Number of Securities to be issued upon exercise of outstanding Options, warrants and rights (a)	Weighted average exercise price of outstanding Options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (RSU Plan)	1,630,422	N/A	6,475,346 (approximately 4.0% of the issued and outstanding Common Shares as at December 31, 2019) (1)
Equity compensation plans approved by security holders (Stock Option Plan)	Nil	N/A	14,581,115 (approximately 9.0% of the issued and outstanding Common Shares as at December 31, 2019) (2)
Equity compensation plans not approved by security holders	N/A	N/A	Nil
Total	1,630,422	N/A	16,211,537 (10% of the issued and outstanding Common Shares as at December 31, 2019) (3)

Notes:

(1)	As at December 31, 2019, the maximum number of Common Shares issuable under the RSU Plan was 5% of the then issued and outstanding common shares, or 8,105,768. This number in the above table reflects the maximum number of RSUs available for issuance under the RSU Plan (after deducting 1,630,422 RSUs then outstanding, and subject to the Compensation Security Cap (as defined herein)).
(2)	The maximum number of Common Shares issuable under the Stock Option Plan and the RSU Plan combined will in no event exceed 10% of the issued and outstanding number of Common Shares (10% of the issued and outstanding number of Common Shares as at December 31, 2019 was 16,211,537) (the “Compensation Security Cap”). This number in the above table reflects the maximum number of Common Shares available for issuance under the Stock Option Plan (after deducting (i) zero Options outstanding as at December 31, 2019 and (ii) 1,630,422 RSUs outstanding under the RSU Plan as at December 31, 2019), subject to the Compensation Security Cap and assuming no further RSU issuances.
(3)	Calculated with reference to the Compensation Security Cap.

Please see “Executive Compensation – Executive Compensation Discussion and Analysis – How We Make Compensation Decisions – Elements of Total Compensation – Equity Incentives” for a description of the material features of the Stock Option Plan and the RSU Plan.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness outstanding of any current or former director, executive officer or employee of the Corporation or any of its subsidiaries which is owing to the Corporation or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise No individual is, or at any time during the most recently completed financial year of the Corporation was, a director or executive officer of the Corporation, and no proposed nominee for election as a director of the Corporation, or any associate of any such director, executive officer or proposed nominee: (i) is or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries, or (ii) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of the Corporation.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 – Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, NI 58-101 prescribes certain disclosure by the Corporation of its corporate governance practices.

The following report by the Board describes the analysis and disclosure of corporate governance practices of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

The following information regarding the Corporation’s corporate governance disclosure is given in accordance with NI 58-101.

Because the ARC Funds and ARCM own, in the aggregate, more than 50% of the Common Shares, the Corporation is considered a “controlled company” under the rules of the NYSE American Stock Exchange LLC and, as such, is exempt from certain governance rules of that exchange.

Board of Directors

The Board consists of a majority of independent directors. The Board is currently comprised of eight (8) directors, five (5) of whom are independent for the purposes of NI 58-101. Those independent directors are Douglas Cater, Steven Dean, Jose Vizquerra Benavides, Koko Yamamoto and Dionisio Romero.

Luis Marchese is not independent as he has been appointed as CEO of the Corporation, to take effect on June 1, 2020. J. Alberto Arias is deemed not to be independent as he indirectly controls ARCM, the investment manager to the ARC Funds, the principal and majority shareholders of the Corporation. Mr. Arias has no relationship with the Corporation other than as a director. Ricardo Arrarte is deemed not to be independent as he is employed by an affiliate of ARCM. Mr. Arrarte has no relationship with the Corporation other than as a director.

The Chairman of the Board, J. Alberto Arias, is not an independent director. In addition, the Corporation does not have a lead director. The breadth and depth of the experience of the independent directors as a whole provides the Board with important leadership qualities. The Board is of the view that appropriate structures and procedures are in place to allow the Board to function independently of management while continuing to provide the Corporation with the benefit of having a Chair of the Board with extensive experience and knowledge of the Corporation’s business.

The Board has a written Board Mandate, the full text of which is set out in Schedule A to this Circular. The Board is responsible for the stewardship of the business and affairs of the Corporation and has a duty to act honestly and in good faith with a view to the best interests of the Corporation. The Board seeks to discharge this responsibility by delegating to senior management the responsibility for day to day management of the Corporation and acts directly and indirectly through its committees: Nomination Committee; Compensation Committee; Corporate Governance Committee; HSECR Committee; Corporate Strategy Committee; and Audit Committee. The Board’s primary responsibilities include:

(a)	adopting a strategic planning process for the Corporation, which includes the annual review of a business plan and budget presented by senior management;

(b)	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems and management of these risks;

(c)	succession planning including the appointment, training and monitoring of senior management;

(d)	ensuring appropriate communications policies for communications with shareholders and others; and

(e)	maintaining the integrity of the Corporation’s internal control and management information systems.

Directorships

The following directors are presently directors of other reporting issuers (or the equivalent):

Director	Issuer
J. Alberto Arias	Largo Resources Ltd. (TSX)
Steven Dean	Artemis Gold Inc. (TSX-V) Oceanic Iron Ore Corp. (TSX-V) Velocity Minerals Ltd. (TSX-V) St. Barbara Limited (ASX)
Dionisio Romero	Credicorp Ltd. (NYSE; Lima Stock Exchange)
Banco de Crédito del Perú (Lima Stock Exchange)
Credicorp Capital Sociedad Titularizadora S.A. (Lima Stock Exchange)
Pacifico Compañía de Seguros y Reaseguros S.A. (Lima Stock Exchange)
Alicorp S.A.A. (Lima Stock Exchange)
Inversiones Centenario S.A.A. (Lima Stock Exchange)
Hochschild Mining PLC (London Stock Exchange)

Jose Vizquerra Benavides	Osisko Mining Inc. (TSX) Alio Gold Inc. (TSX and NYSE American) Discovery Metals Corp. (TSX-V) O3 Mining Inc. (TSX-V)
Koko Yamamoto	Largo Resources Ltd. (TSX)

Board Meetings

The attendance record of each director for all Board meetings held in 2019 was as follows:

Current Members of the Board as at May 25, 2020	Member During 2019 Year	Meetings Attended During 2019 Year
x	J. Alberto Arias	7 of 7 meetings
	Igor Gonzales (1)	7 of 7 meetings
x	Douglas Cater	7 of 7 meetings
x	Jose Vizquerra Benavides	7 of 7 meetings
x	Steven Dean	7 of 7 meetings
x	Dionisio Romero	6 of 7 meetings
x	Ricardo Arrarte (2)	5 of 5 meetings
x	Koko Yamamoto (3)	3 of 3 meetings
x	Luis Marchese (4)	0 of 0 meetings
	Philip Renaud (5)	2 of 2 meetings

Notes:

(1)	Igor Gonzales resigned as a Director of the Corporation on May 19, 2020.
(2)	Ricardo Arrarte was appointed as a Director of the Corporation on April 4, 2019
(3)	Koko Yamamoto was appointed as a Director of the Corporation on July 15, 2019
(4)	Luis Marchese was appointed as a Director of the Corporation on May 19, 2020
(5)	Philip Renaud resigned as a Director of the Corporation on April 4, 2019

The attendance record of each director member of the Audit Committee for meetings of that committee held in 2019 was as follows:

Current Members of the Audit Committee as at May 25, 2020	Member During 2019 Year	Meetings Attended During 2019 Year
	Philip Renaud (1)	1 of 1 meeting
	Ricardo Arrarte (2)	1 of 1 meeting
x	Koko Yamamoto (3)	2 of 2 meetings
x	Douglas Cater	4 of 4 meetings
x	Jose Vizquerra Benavides	4 of 4 meetings

Notes:

(1)	Philip Renaud was a member of the Audit Committee until April 4, 2019, when he resigned as a Director of the Corporation.
(2)	Ricardo Arrarte was appointed as a Director of the Corporation and as a member of the Audit Committee on April 4, 2019. He served as a member of the Audit Committee until July 15, 2019.
(3)	Koko Yamamoto was appointed as a Director of the Corporation and as a member (Chair) of the Audit Committee on July 15, 2019.

The attendance record of each director member of the Corporate Governance Committee for meetings of that committee held in 2019 was as follows:

Current Members of the Corporate Governance Committee as at May 25, 2020	Member During 2019 Year	Meetings Attended During 2019 Year
x	Steven Dean	4 of 4 meetings
x	Douglas Cater	4 of 4 meetings
x	Koko Yamamoto (1)	0 of 0 meetings
	Philip Renaud (2)	1 of 1 meeting

Notes:

(1)	Koko Yamamoto was appointed as a member of the Corporate Governance Committee on November 11, 2019, which was after all of the 2019 Corporate Governance Committee meetings had taken place.
(2)	Philip Renaud was a member of the Corporate Governance Committee until April 4, 2019, when he resigned as a Director of the Corporation.

The attendance record of each director member of the Nomination Committee for meetings of that committee held in 2019 was as follows:

Current Members of the Nomination Committee as at May 25, 2020	Member During 2019 Year	Meetings Attended During 2019 Year
x	J. Alberto Arias	4 of 4 meetings
x	Jose Vizquerra Benavides	4 of 4 meetings
	Douglas Cater (1)	4 of 4 meetings
x	Koko Yamamoto (2)	0 of 0 meetings

Notes:

(1)	Douglas Cater was a member of the Nomination Committee until November 11, 2019.
(2)	Koko Yamamoto was appointed as a member of the Nomination Committee on November 11, 2019, which was after all of the 2019 Nomination Committee meetings had taken place.

The attendance record of each director member of the HSECR Committee for meetings of that committee held in 2019 was as follows:

Current Members of the HSECR Committee as at May 25, 2020	Member During 2019 Year	Meetings Attended During 2019 Year
	Igor Gonzales (1)	4 of 4 meetings
	J. Alberto Arias (2)	4 of 4 meetings
	Jose Vizquerra Benavides (3)	4 of 4 meetings
x	Ricardo Arrarte (4)	0 of 0 meetings
x	Douglas Cater (5)	0 of 0 meetings
x	Luis Marchese (6)	0 of 0 meetings

Notes:

(1)	Igor Gonzales was a member of the HSECR Committee until May 19, 2020, when he resigned as a Director of the Corporation.
(2)	J. Alberto Arias was a member of the HSECR Committee until November 11, 2019.
(3)	Jose Vizquerra Benavides was a member of the HSECR Committee until November 11, 2019.
(4)	Ricardo Arrarte was appointed as a member of the HSECR Committee on November 11, 2019, which was after all of the 2019 HSECR Committee meetings had taken place.
(5)	Douglas Cater was appointed as a member of the HSECR Committee on November 11, 2019, which was after all of the 2019 HSECR Committee meetings had taken place.
(6)	Luis Marchese was appointed as a member of the HSECR Committee on May 19, 2020.

The attendance record of each director member of the Compensation Committee for meetings of that committee held in 2019 was as follows:

Current Members of the Compensation Committee as at May 25, 2020	Member During 2019 Year	Meetings Attended During 2019 Year
x	J. Alberto Arias	2 of 2 meetings
x	Steven Dean	2 of 2 meetings
x	Jose Vizquerra Benavides	2 of 2 meetings

Other proceedings of the directors and Board committees were effected by written consent resolutions signed by all of the directors or Board committee members, as applicable.

The independent directors do not, at this time, hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are independent directors. However, where deemed necessary by the independent directors, the independent directors hold in-camera sessions exclusive of non-independent directors and members of management, which process facilitates open and candid discussion among the independent directors. In addition, independent directors meet with each other informally or by phone to discuss specific Corporation initiatives.

Board Adviser

On December 21, 2017, the Corporation announced the appointment of Mr. Alberto Beeck as an adviser to the Board.

Mr. Beeck is an investor and entrepreneur who combines his time between different businesses and social impact activities in the education sector. He is Managing Partner of Cranley Investments Holdings, Managing Partner of VH Properties, and Chairman of Lumni (a company that invests in human capital).

Pursuant to an adviser agreement dated December 20, 2017 (the “Adviser Agreement”), Mr. Beeck was appointed as an adviser to the Board to provide such advice and direction requested by the Board in the performance of its duties and as may be within the expertise of Mr. Beeck. Under the Adviser Agreement, Mr. Beeck has the right to attend all meetings the Board strictly in a non-voting, advisory capacity but is not to take an active role in any Board meeting such as by moving any motion, voting on any matter or actively seeking to influence the actions of the Board.

Position Descriptions

The Board has not adopted written position descriptions for the Chairman of the Board or the Chairman of each Board committee, on the basis that the role of the Chairman of the Board, J. Alberto Arias, and the role of the Chairman of each Committee, is well understood by all of the directors. The Board also has not adopted a written position description for the President and CEO on the basis that his role and responsibilities are set out in his employment agreement and are well understood by both him and the other directors.

Orientation and Continuing Education

The Board does not have a formal orientation and education program for new directors. New Board members are invited to visit the sites of the Corporation’s operations in order to enhance their understanding of the Corporation. In addition, management ensures that new Board members receive the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Corporation’s business will be necessary and relevant to each new director.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Accordingly, the Board has adopted a Code of Business Conduct & Ethics to assist all employees, officers, directors, agents and contractors of the Corporation to maintain the highest standards of ethical conduct in corporate affairs. In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. A copy of the Code of Business Conduct & Ethics is available on the Corporation’s website at www.sierrametals.com.

Nomination Committee

The Nomination Committee is currently comprised of three Board members: J. Alberto Arias (Chair), Jose Vizquerra Benavides and Koko Yamamoto, the majority of whom are independent directors. The overall purpose of the Nomination Committee is to assist the Board in establishing the process for identifying, recruiting and/or providing ongoing development for directors and senior management of the Corporation. The Nomination Committee considers the size of the Board each year when it determines the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number of directors required to carry out the Board’s duties effectively and to maintain a diversity of view and experience. In that regard, the Nomination Committee considers what competencies and skills the directors as a group should possess and what competencies and skills each existing director possesses in connection with the nomination or appointment of individuals as director of the Corporation.

Compensation Committee

The Compensation Committee is currently comprised of three Board members: J. Alberto Arias (Chair), Steven Dean and Jose Vizquerra Benavides, the majority of whom are independent directors. The overall purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities in relation to compensation by developing, monitoring and assessing the Corporation’s approach to the compensation of its directors, senior management and employees. For more detailed information regarding the Compensation Committee and its responsibilities, please see the section entitled “Executive Compensation - Executive Compensation Discussion and Analysis”, above.

Corporate Governance Committee

The Corporation’s Corporate Governance Committee is currently comprised of three Board members: Steven Dean (Chair), Douglas Cater and Koko Yamamoto, all of whom are independent directors for the purposes of NI 58-101. The overall purpose of the Corporate Governance Committee is to assist the Board in maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Corporation, including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and the committees of the Board, and developing, implementing and monitoring good corporate governance policies and practices.

HSECR Committee

The HSECR Committee is currently comprised of three Board members: Ricardo Arrarte (Chair), Luis Marchese and Douglas Cater. The overall purpose of the HSECR Committee is to assist the Board in its oversight responsibilities relating to the Corporation’s establishment of health, safety and environmental policies for its mining operations and to review their appropriateness on an ongoing basis to reflect the Corporation’s commitment to the health and safety of workers at its sites; and the Corporation’s commitment to environmental stewardship, public responsibility, social progress and economic growth. The HSECR Committee also is charged with the responsibility for reviewing the technical aspects of the Corporation’s exploration, development, permitting, construction and mining programs and, in the HSECR Committee’s discretion, make recommendations to the Board for consideration.

Corporate Strategy Committee

The Corporate Strategy Committee is currently comprised of two Board members: J. Alberto Arias (Chair) and Steven Dean. The Corporate Strategy Committee is responsible for the establishment of formal procedures and routines to facilitate Board involvement in strategic matters.

Audit Committee

The Audit Committee is currently comprised of three Board members: Koko Yamamoto (Chair), Douglas Cater and Jose Vizquerra Benavides, all of whom are independent directors.

All members of the Audit Committee meet the financial literacy requirements of National Instrument 52-110 – Audit Committees (“NI 52-110”).

Other than as set forth below, since the commencement of the Company’s most recently completed financial year, the Corporation has not relied on an exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Section 3.2 of NI 52-110 (Initial Public Offerings), Section 3.3(2) of NI 52-110 (Controlled Companies), Section 3.4 of NI 52-110 (Events Outside Control of Member), Section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member) (the “Resignation Exemption”) or Section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions), or on Section 3.8 of NI 52-110 (Acquisition of Financial Literacy).

During the 2019 fiscal year, the Corporation relied on the Resignation Exemption. Ricardo Arrarte replaced Philip Renaud as a member of the Audit Committee following Mr. Renaud’s resignation as a director of the Corporation on April 4, 2019. Mr. Arrarte is and was not an independent director of the Corporation at the relevant time; however, the Board replaced Mr. Arrarte as a member of the Audit Committee with Koko Yamamoto, an independent director of the Corporation, on July 15, 2019. The Board determined that the reliance on the Resignation Exemption did not materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of NI 52-110.

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

(a)	overseeing the integrity of the Corporation’s financial statements and reviewing the financial reports and other financial information provided by the Corporation to any governmental body or to the public;

(b)	recommending the appointment and reviewing and appraising the audit efforts of the Corporation’s external auditors, overseeing the external auditors’ qualifications and independence and providing an open avenue of communication among the external auditors, the Corporation’s financial and senior management and the Board; and

(c)	monitoring the Corporation’s financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.

For further information regarding the Audit Committee, please see “Audit Committee Information” (the “AIF Audit Committee Disclosure”) in the Corporation’s Annual Information Form for its financial year ended December 31, 2019 (the “AIF”). The AIF Audit Committee Disclosure is incorporated by reference into, and forms an integral part of, this Circular. The AIF is available on SEDAR at www.sedar.com. The Corporation will, upon request at 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Attention: Corporate Secretary, promptly provide a copy of the AIF free of charge to any securityholder of the Corporation.

Other Board Committees

The Board does not have any standing committees other than those disclosed above.

Assessments

The role of the Chairman of the Board, in consultation with the independent directors, includes overseeing the effective functioning of the Board, which includes a periodic review of the effectiveness of the Board as a whole and of the composition of the Board. To date, given the frequency at which its meetings are held, the Board has not found it necessary to institute any formal process in order to satisfy itself that the Board, its committees and its individual directors are performing effectively.

Director Term Limited and Other Mechanisms of Term Renewal

The Corporation has not adopted director term limits for directors on the Board, as it may arbitrarily require the premature retirement of skilled and valuable directors. The Board believes that it can achieve the desired goal of Board renewal through its current processes of annually reviewing the appropriate experience, skills and characteristics of the existing and any proposed directors, with regard to the appropriate size of the Board and diversity, gender, age, expertise and experience (industry, professional and public service), on the recommendation of the Nomination Committee. The Chairman, along with the independent directors, has been tasked with overseeing the effective functioning of the Board, which includes a periodic review of the effectiveness of the Board as a whole and of the composition of the Board.

Representation of Women on Board and Executive Officer Positions

The following is a summary of the Corporation’s approach to the representation of women on the Board and in executive officer positions as required by NI 58-101 and as guided by CSA Multilateral Staff Notice 58-309 – Staff Review of Women on Boards and in Executive Officer Positions – Compliance with NI 58-101 Disclosure of Corporate Governance Practices.

The Board does not have a written policy on the identification and nomination of female candidates for the Board or for appointment of officers, nor does it have a target for the number of women in these roles.

Of the Corporation’s current directors, one (representing 12.5%) is a woman.

The Board will consider the level of female representation when determining candidates for nomination to the Board. However, the Board does not believe that specific targets or quotas for female candidates are necessary or practical as it strives to ensure that Board members, regardless of gender, possess the appropriate talents, skills, character and experience, including financial and risk management experience to oversee the Corporation’s business.

Currently, none (0%) of the members of the Corporation’s senior management team are female. Assessments of candidates for executive and senior management positions include education, experience and qualifications to seek the most qualified individuals, regardless of gender. However, consistent with past practice, the Board will continue to consider diversification, including female representation, as it reviews future Board and management changes.

Diversity Matters and Representation of Designated Groups

The Corporation has not adopted a written policy relating to the identification and nomination of directors or members of senior management that are women, Indigenous peoples (First Nations, Inuit and Metis), persons with disabilities or members of visible minorities (collectively, “Designated Groups”). The Board and Nomination Committee generally identify, evaluate and recommend candidates to become members of the Board or members of senior management with the goal of creating a Board and members of senior management team that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise.

The composition of the Board and senior management is primarily a question of experience and expertise brought by each individual. The Board and Nomination Committee, when searching for candidates, also take diversity into account. Although the Board and Nomination Committee do not have a formal diversity policy, they consider diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background. The Board and Nomination Committee considers all factors they deem relevant in the process of identifying, evaluating, and recommending candidates for the Board and senior management and does not have a formal requirement to consider the level of representation of individuals from Designated Groups.

Of the Corporation’s current directors, one (representing 12.5%) is a woman and three (representing 37.5%) identify as being an Indigenous person, disabled or a member of a visible minority. Of the Corporation’s current members of senior management, none (0%) are women and two (representing 50%) identify as being an Indigenous person, disabled or a member of a visible minority.

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc., at 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1, is the registrar and transfer agent for the Common Shares.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

In accordance with the Canada Business Corporations Act, which governs the Corporation, shareholder proposals must be received by February 24, 2021 to be considered for inclusion in the proxy statement and the form of proxy for the 2021 annual meeting of shareholders.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Financial information relating to the Corporation is provided in the Corporation’s audited consolidated financial statements for its fiscal year ended December 31, 2019 and the related management’s discussion and analysis (the “MD&A”). Shareholders who wish to obtain a copy of the financial statements and MD&A of the Corporation may contact the Corporation as follows:

By phone:	416-366-7777
By e-mail:	info@sierrametals.com
By mail:	SIERRA METALS INC.
161 Bay Street, Suite 4260
Toronto, Ontario, M5J 2S1

BOARD APPROVAL

The Board has approved the content and distribution of this Circular.

BY ORDER OF THE BOARD

(signed) J. Alberto Arias
J. Alberto Arias
Chairman of the Board
May 25, 2020

SCHEDULE A

BOARD MANDATE

It is the responsibility of the Board of Directors (the “Board”) of Sierra Metals Inc. (the “Company”) to oversee the management of the business and affairs of the Company. The management of the day-to-day operations of the Company is delegated to the Chief Executive Officer (“CEO”) and the other senior executives of the Company (collectively, “Management”) under the stewardship of the Board.

In carrying out its duties, Board members shall: (1) provide Management with sound business guidance, calling upon the varied experiences and expertise of its members; (2) act honestly and in good faith with a view to the best interests of the Company; and (3) exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Chairman, Composition and Quorum

The Board shall be comprised of a minimum of one member and a maximum of 15 members, the majority of which shall be, in the determination of the Board, “independent” for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices. Each Board member shall satisfy the independence and experience requirements, if any, imposed by applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

The Chairman of the Board shall be elected by vote of a majority of the full Board, on the recommendation of the Nomination Committee. The Chairman of the Board, with the assistance of the Lead Director (who shall be an independent director), if any, shall chair Board meetings and be responsible for overseeing the performance by the Board of its duties, for setting the agenda of each Board meeting (in consultation with the CEO), for communicating periodically with committee chairs regarding the activities of their respective committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for ensuring the Board works as a cohesive team and providing the leadership essential to achieve that.

Meetings

Meetings will be scheduled to facilitate the Board carrying out its responsibilities. Additional meetings will be held as deemed necessary by the Chairman of the Board. The time and place of the meetings, the calling of the meetings and the procedure of all things at such meetings shall be determined by the Board in accordance with the Company’s articles, by-laws and applicable laws. The independent directors of the Board shall hold regularly scheduled meetings at which non-independent directors and Management are not in attendance. Any director of the Company may request the Chairman of the Board to call a meeting of the Board.

Meetings of the Board shall be validly constituted if a majority of the members of the Board is present in person or by tele- or video-conference. A resolution in writing signed by all members of the Board entitled to vote on that resolution at a meeting of the Board is as valid as if it had been passed at a meeting of the Board duly called and held.

To fulfil its responsibilities and duties, the Board shall be responsible for, amongst other things, the following:

Providing Guidance, Direction and Governance

•	Ensuring that professional, technical, financial input and business know-how is forthcoming from members of the Board who have extensive and successful experience in their business or professional careers;

•	Ensuring that professional, technical, financial input and industry know-how is forthcoming from members of the Board who have established experience in one or more natural resource or extractive industries;

•	Providing community and corporate governance input commensurate with contemporary corporate practice to assist the Board and Management when making decisions;

•	Providing guidance and direction to Management in pursuit of the Company’s goals and strategic plans;

•	Setting the tone for a culture of integrity and sound business decisions throughout the Company.

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Appointing and Evaluating Management, Compensation and Succession Planning

•	Selecting, setting goals for, monitoring the performance and competence of, and planning for the succession of the CEO;

•	Ensuring that appropriate succession planning, training and monitoring is in place for Management generally;

•	Approving the corporate objectives which form the basis for Management’s incentive compensation;

•	With the advice of the Compensation Committee, approving the compensation of the Management team and approving an appropriate compensation program for the Company’s personnel.

Strategic Planning

•	Adopting and implementing a strategic planning process which takes into account, amongst other things, the opportunities and risks of the business;

•	Assessing the principal risks of the Company’s business and ensuring the implementation of appropriate systems to identify and manage those risks.

Ethics and Social Responsibility

•	Satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create and maintain a culture of integrity throughout the Company;

•	Approving the Company’s Code of Business Conduct and Ethics (the “Code”) and monitoring compliance with the Code and the resolution of complaints related to the Code;

•	Approving the Company’s major policies and practices relating to social responsibility.

Disclosure and Financial Reporting

•	Approving annual and quarterly reports, including the financial statements and related regulatory filings of the Company prior to their filing with applicable regulatory agencies and their release to the public;

•	Adopting a Disclosure of Information Policy for the Company and monitoring its implementation;

•	Overseeing the policies and procedures implemented by Management to ensure the integrity of the Company’s internal controls, financial reporting and Management information systems;

•	Ensuring that mechanisms are in place for the Board to receive feedback from stakeholders.

Governance

•	Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;

•	Monitoring the composition of the Board and identifying the competencies and skills required by the Board as a whole;

•	Meeting regularly in the absence of Management and taking other reasonable steps to maintain the independence of the Board from Management;

•	Adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Company for all directors;

•	Establishing and appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those pertaining to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise;

•	Determining whether or not individual directors meet the requirements for independence set out in the rules of the stock exchange and securities regulatory authorities to which the Company is subject, and making such disclosures as are required with respect to that determination.

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In carrying out its responsibilities, the Board will conform to the following policies:

Decisions Requiring Board Approval

The Board may delegate to the CEO or other officers the authority to approve individual commitments and expenditures for any corporate purpose on such terms as the Board considers appropriate. The Board retains responsibility for approving expenditures beyond those delegated limits, significant changes in the Company’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must specifically authorize the purchase, redemption or other acquisition of shares issued by the Company.

Measures for Receiving Feedback from Security Holders

The Company has an investor relations department which is responsible for communications with investors. Investors have the opportunity to provide feedback to the Company via the investor relations group through email at the Company’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, the Company regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and Management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate department in the Company for their response. Investor feedback is evaluated by the Vice-President of Investor Relations and summarized for Management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts’ reports on the Company are reported to the Board.

Expectations of Management

The day-to-day management of the Company and its operations is the responsibility of Management under the direction of the CEO. The Board expects Management to manage and maintain the Company’s operations efficiently and safely. The Board has adopted a Code of Business Conduct and Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Company’s business.

Director Orientation and Education

The Board will ensure that all new directors receive a comprehensive orientation. New directors will be provided with a copy of the Company’s key policies, codes and mandates. The Board will encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Company’s operations, business and key issues.

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